Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated 1 December 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains the following items:

(a)                                  Chief Executive’s Statement;

(b)                                 Business Review;

(c)                                  unaudited interim consolidated financial information for Vodafone Group Plc as of and for the six month periods ended 30 September 2006 and 2005 and comparative consolidated financial information for Vodafone as of and for the year ended 31 March 2006.

Certain information listed above is taken from the previously published results announcement of Vodafone for the six months ended 30 September 2006 (“interim results announcement”). This document does not update or restate any of the financial information set forth in the interim results announcement.

The interim Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The unaudited Condensed Consolidated Financial Statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of results of the periods presented.

Exhibit 7

•                  Computation of ratio of earnings to fixed charges

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties;  the ability to integrate all operations throughout the Group; the development and impact of new mobile technology; anticipated benefits to the Group of the One Vodafone programme; anticipated benefits to the Group from core cost reduction programmes, outsourcing, supply chain management and IT operations initiatives; anticipated benefits to the Group of the Mobile Plus strategy; growth in customers and usage, including improvements in customer mix; future performance, including revenue, average revenue per user (“ARPU”), cash flows, costs, capital expenditure, capitalised fixed asset additions and margins; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; the management of the Group’s portfolio; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators (“MVNOs”), which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers, and reduce profitability; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the possibility that new products and services, including mobile internet platforms, 3G, Vodafone live!, Vodafone Radio DJ and other products and services, will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements; the Group’s ability to win 3G licence allocations; the Group’s ability to realise expected synergies and benefits associated with 3G technologies; a lower than expected impact of GPRS, 3G, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll-out and scope of 3G technology, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage; future revenue contributions of both voice and non-voice services; greater than anticipated prices of new mobile handsets; changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes; the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its One Vodafone and outsourcing initiatives; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions and the integration of acquired companies in the Group’s existing operations; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure; the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; and final resolution of open issues which might impact the effective tax rate; timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook – Risk Factors” in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2006. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

PRESENTATION OF INFORMATION

In the discussion of the Group’s reported financial position and results for the six month period to 30 September 2006, information in addition to that contained within the unaudited Condensed Consolidated Financial Statements is presented on the basis that it provides readers with access to additional financial information regularly reviewed by management. This information is provided to assist investor assessment of the Group’s performance from period to period. However, the additional information presented is not uniformly defined by all companies in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Definitions of the terms and measures presented are shown on page 17.

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with International Financial Reporting Standards (“IFRS”), but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures, being free cash flow, net debt, organic growth and adjusted operating profit for the Group, should not be viewed in isolation to the equivalent GAAP measure. An explanation as to the use of these measures and a reconciliation to the nearest equivalent GAAP measure can be found on pages 29 to 31.

CHIEF EXECUTIVE’S STATEMENT

Vodafone has announced first half results showing progress in very competitive markets. Despite the pressures from competition and regulation, we continue to execute the strategy laid out to shareholders in May and are on track to meet our full year targets.

We have a unique franchise of international customers, with over 191 million proportionate mobile customers, of whom 147 million are in controlled or jointly controlled entities.

The Europe region remains very competitive with flat organic growth year on year. Of our four principal markets, Germany, Italy and the UK saw declining total revenue after taking into account the impact of termination rate cuts, whilst Spain continued its strong progress, posting another period of double digit top line growth. Our high growth markets in the EMAPA region continued to perform well, with revenue growing organically at 20.8% year on year. Together with the US, where Verizon Wireless revenue grew 18.2% year on year in local currency, this strong performance helped to offset the lower growth in our more established markets.

Free cash flow from continuing operations was slightly lower at £3.0 billion in the first half of the financial year with a 6.9% increase in operating free cash flow being offset by higher tax payments of £1.2 billion.

Higher interest rates, along with pricing and continued regulatory pressures in the German market, led to an impairment charge of £8.1 billion in the total carrying value of goodwill in respect of our German and Italian operations.

In May this year, we announced five core strategic goals to drive forwards the financial and operating results of the Company:

Revenue stimulation and cost reduction in Europe

In our mature European markets, we are fighting the twin pressures of price erosion and regulation. The core strategy in this region is to stimulate revenue and cut costs.

Average monthly voice usage per customer in Europe is still below 150 minutes. Central to stimulating revenue is driving fixed to mobile substitution with larger minute bundles and innovative tariffs, prepaid to contract migrations and targeted promotions. In Germany and the UK, new larger and better value bundles have been launched, maintaining competitiveness in the respective marketplaces. In Italy, revenue declines appear to be stabilising following a successful summer promotion. We are targeting fixed to mobile substitution through Vodafone At Home and similar offerings in Germany, Italy, the UK, Greece, Hungary and Portugal. Expansion of this offering will occur, with a further three countries expected to launch by the end of the current financial year. Building on our success in business, we continue to deliver leading edge services, such as Oficina Vodafone in Spain and applications using the benefits of mobile broadband following the introduction of HSDPA.

Progress has also been made on core cost reduction programmes which will demonstrate benefits over time. In outsourcing, we have chosen EDS and IBM to manage application development and maintenance services in a global IT outsourcing deal, which is expected to deliver 25% to 30% unit cost savings within three to five years. We continue to look at the cost of owning and maintaining networks, with recent announcements including 2G and 3G network sharing in Spain and entering into discussions on network sharing in the Czech Republic. We have also announced quicker than expected progress on data centre consolidation in Europe, where we expect to save costs of around 25% to 30% in two to three years.

Deliver strong growth in emerging markets

Our focus in emerging markets is to build on our strong track record of creating value, having delivered strong performances over time in markets such as Egypt and South Africa. This has continued in the first half of this financial year, with organic service revenue growth of 40.2% in Egypt and 20.8% in South Africa.

Our more recent acquisitions are performing very well, with first half year on year organic service revenue growth of 31.3% in Romania and 14.4% in the Czech Republic. In Turkey, we are very pleased with progress and the company is performing well ahead of its acquisition business plan. In India, organic revenue growth was greater than 50%. All of these performances are ahead of our expectations at the time of each acquisition.

Innovate and deliver on our customers’ total communications needs

As customer needs are evolving, we are providing a sub-segment of our customer base with fixed broadband connectivity as part of a total telecommunications solution. This type of service will typically be provided using wholesale relationships with infrastructure providers and we have announced deals with BT in the UK, Fastweb in Italy and Arcor in Germany.

We are continuing to develop a mobile advertising revenue stream and in this respect we announced on 14 November 2006 our intent to partner with Yahoo! in the UK. We are also developing products and services which will integrate the mobile and PC environments.

We will continue to pursue a mobile centric approach, focusing on the core benefits to customers of mobility and personalisation, and will resell fixed line technologies only according to customer needs.

Actively manage our portfolio to maximise returns

Vodafone will seek to invest only where we can generate superior returns for our shareholders in markets that offer a strong local position, with a focus on specific regions.

In keeping with this strategy, in the first half of the financial year we closed the sale of Vodafone Japan and recently completed the sale of our 25% stake in Proximus in Belgium for cash proceeds of €2 billion. For Proximus, this represented a good exit price with an enterprise value of 7.2 times forecast EBITDA for the current financial year. Most recently, we announced the proposed acquisition of up to a further 4.9% of Vodafone Egypt, increasing our exposure to this high growth market. We will continually review the countries in which we operate going forward.

Align capital structure and shareholder returns policy to strategy

In May this year, we outlined a new capital structure and returns policy commensurate with the operational strategy of the business. As a result, we are now targeting a low single A credit rating.

The Board also announced a targeted annual 60% payout of adjusted earnings per share in the form of dividends. We are announcing an interim dividend of 2.35 pence, up by 6.8% when compared to last year.

Having returned over £19 billion to shareholders, excluding dividends, in the last two financial years, we have no current plans for further share purchases or other one-off returns.

Prospects for the current year

Free cash flow from continuing operations on an underlying basis is still expected to be in the range of £5.2 billion to £5.7 billion. As a result of a delay in the settlement of certain items, payments in respect of long standing tax issues are expected to be around £0.5 billion for this financial year, leading to an expected range of £4.7 billion to £5.2 billion for reported free cash flow from continuing operations.

Summary

We are successfully executing a clear five point strategy to provide long term value creation for our shareholders. The financial results for the first six months highlight that we are on track to deliver on our key full year targets. We will continue to deliver real value to customers that will enable us to achieve our targets in the face of tough competition and regulatory pressures.

Arun Sarin

BUSINESS REVIEW

The following discussion should be read in conjunction with the unaudited Condensed Consolidated Financial Statements for the six month periods ended 30 September 2006 and 30 September 2005 included in this document and the Group’s Annual Report on Form 20-F for the year ended 31 March 2006.

The unaudited Condensed Consolidated Financial Statements for both six month periods and any information derived from the Group’s audited Consolidated Financial Statements for the year ended 31 March 2006 are prepared in accordance with IFRS. The accounting principles underlying IFRS vary in significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 17 to the unaudited Condensed Consolidated Financial Statements.

Results of operations

The analysis of revenue and operating profit below is used by management to give a more detailed understanding of the results of the Group and to enhance insight into the costs of the business. These measures are presented to enhance the discussion of revenue and expenses that follows and to enable a reader to better understand the components of revenue and expenses.

In April 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006. The following results are presented for continuing operations in accordance with the new organisation structure. Europe includes the results of the Group’s mobile operations in Western Europe, while EMAPA includes the Group’s operations in Eastern Europe, the Middle East, Africa, Asia and the Pacific area and the Group’s associates. Other operations comprise the Group’s common functions and its fixed line business in Germany.

	Europe	EMAPA	Other	Eliminations	2006		2005		% change
	£m	£m	£m	£m	£m		£m		£	Organic

Voice revenue	9,006	2,436	–	(72)	11,370		10,771		5.6	2.4
Messaging revenue	1,458	331	–	(3)	1,786		1,613		10.7	6.3
Data revenue	603	56	–	(9)	650		504		29.0	30.0
Fixed line and DSL revenue	–	34	706	(14)	726		603		20.4	14.0
Total service revenue	11,067	2,857	706	(98)	14,532		13,491		7.7	4.4
Acquisition revenue	457	176	–	–	633		603		5.0
Retention revenue	174	8	–	–	182		202		(9.9)
Other revenue	132	34	86	(5)	247		252		(2.0)
Total revenue	11,830	3,075	792	(103)	15,594		14,548		7.2	4.1
Interconnect costs	(1,760)	(520)	(172)	98	(2,354)		(2,256)		4.3	1.8
Other direct costs	(780)	(353)	(121)	5	(1,249)		(1,032)		21.0	10.5
Acquisition costs	(1,158)	(313)	(40)	–	(1,511)		(1,418)		6.6	4.5
Retention costs	(763)	(91)	(43)	–	(897)		(924)		(2.9)	(2.1)
Operating expenses	(2,561)	(698)	(82)	–	(3,341)		(3,011)		11.0	8.1
Acquired intangibles amortisation	(8)	(189)	–	–	(197)		(52)		278.8
Purchased licence amortisation	(443)	(24)	–	–	(467)		(471)		(0.8)
Depreciation and other amortisation	(1,365)	(364)	(115)	–	(1,844)		(1,773)		4.0
Share of result in associates	2	1,405	–	–	1,407		1,171		20.2	23.6
Adjusted operating profit	2,994	1,928	219	–	5,141		4,782		7.5	7.4
Adjustments for:
- Impairment losses	(8,100)	–	–	–	(8,100)		(515)
- Other	–	–	1	–	1		–
- Non-operating income of associates	–	6	–	–	6		19
Operating (loss)/profit	(5,106)	1,934	220	–	(2,952)		4,286

(Loss)/profit before taxation					(3,330)		3,911

(Loss)/profit for the period from continuing operations					(4,548)		2,629

(Loss)/profit from discontinued operations					(491)		189

(Loss)/profit for the period					(5,039)		2,818

Basic (loss)/earnings per share from continuing operations					(8.02	)p	4.07	p
Diluted (loss)/earnings per share from continuing operations					(8.02	)p	4.06	p
Basic (loss)/earnings per share on (loss)/profit for the period					(8.88	)p	4.36	p
Diluted (loss)earnings per share on (loss)/profit for the period					(8.88	)p	4.35	p

Revenue increased by 7.2% to £15,594 million for the six months ended 30 September 2006, resulting from organic growth of 4.1% and the impact from the acquisitions in the Czech Republic, Turkey and India, the stake increases in Romania and South Africa and the disposal of the Group’s operations in Sweden of 3.4%, partially offset by the impact of unfavourable movements in exchange rates of 0.3%.

The EMAPA region accounted for all the growth in reported revenue, and accounted for more than 70% of the organic growth in revenue, with the Europe region and other operations also growing organically.

The Group recorded an impairment charge of £8,100 million in relation to the carrying value of goodwill in the Group’s operations in Germany (£6,700 million) and Italy (£1,400 million) following an increase in long term interest rates, along with increased price competition and continued regulatory pressures in the German market. The increase in long term interest rates, which led to higher discount rates, resulted in a reduction in value of £3,700 million. The impairment charge was the primary reason for the operating loss of £2,952 million for the current period compared with an operating profit of £4,286 million for the six months to 30 September 2005.

Adjusted operating profit increased by 7.5% to £5,141 million, with organic growth of 7.4%. The EMAPA region achieved growth of 24.2%, partially offset by a decline in profitability in the Europe region due to the challenges of increased competition, high penetration and termination rate cuts. Unfavourable exchange rate movements reduced reported growth for the Group by 0.5%, whilst the net impact of acquisition and disposal activity and the classification of the Group’s associated undertaking in Belgium as held for sale following the announcement on 25 August 2006 of the agreement to sell the Group’s 25% interest in Proximus to Belgacom, improved reported growth by 0.6%.

Investment income and financing costs

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m

Investment income	425	165
Financing costs	(813)	(540)
	(388)	(375)

Analysed as:
- Net financing costs before dividends from investments	(264)	(141)
- Potential interest charges arising on settlement of outstanding tax issues	(202)	(124)
- Changes in fair value of equity put rights and similar arrangements (see note 5)	21	(151)
- Dividends from investments	57	41
	(388)	(375)

Net financing costs before dividends from investments increased by 87.2% to £264 million following an increase in average net debt of 21.5%, a change in the currency mix, higher interest rates for euro and US dollar denominated debt and adverse mark to market adjustments on financial instruments in the current financial year. At 30 September 2006, the provision for potential interest charges arising on settlement of outstanding tax issues was approximately £1.0 billion.

Taxation

The effective tax rate for the six months ended 30 September 2006 was (36.6)% compared with 32.8% for continuing operations in the prior period. The expected effective tax rate, excluding the impairment losses, for the year ending 31 March 2007 is around 30%, which is lower than the Group’s long term expected effective tax rate as a result of one-off events noted below.

During the period, the Group pursued an opportunity to claim additional tax deductions introduced by the Italian government, resolved a number of historic tax issues following discussions with tax authorities and has not made additional provision for the ongoing UK Controlled Foreign Companies (“CFC”) enquiry.

The Group continues to maintain its existing provision in respect of the ongoing enquiry by HM Revenue & Customs with regard to application of the UK CFC legislation to the Group, as described in the Group’s Annual Report on Form 20-F for the year ended 31 March 2006. A recent judgment in a similar case in the European Court of Justice has provided guidance to the UK courts, but it may be some time before the enquiry is finally resolved.

Discontinued operations

On 17 March 2006, the Group announced that an agreement had been reached to sell its 97.7% interest in Vodafone Japan to SoftBank. This resulted in the Group’s operations in Japan being classified as an asset held for sale and being presented as a discontinued operation in the 2006 Annual Report on Form 20-F. The disposal was completed on 27 April 2006.

The loss includes the cumulative exchange differences previously recognised in other recognised income and expense from 1 April 2004 through to 27 April 2006.

Six months to 30 September 2006 £m

Profit for the period from operations	111
Loss on disposal(1)	(747)
Taxation	145

Loss from discontinued operations	(491)

Note:

(1)     Includes £794  million of foreign exchange differences transferred to the income statement on disposal

Basic and diluted (loss)/earnings per share from continuing operations

Basic loss per share for the six months ended 30 September 2006 from continuing operations was 8.02 pence compared to earnings of 4.07 pence for the six months to 30 September 2005.

Earnings per share for the six months to 30 September 2006 includes a charge of 14.08 pence per share in relation to an impairment of the carrying value of goodwill and credits of 0.03 pence per share for non-operating income, 0.04 pence per share for the change in fair value of equity put rights and similar arrangements and 0.01 pence per share for foreign exchange.

The Group’s share schemes do not have a dilutive effect on the loss per share (2005: dilutive effect of 0.01p per share on earnings per share).

Balance sheet

Non-current assets decreased from £108,614 million at 31 March 2006 to £100,371 million at 30 September 2006 following the £8,100 million impairment of goodwill relating to Vodafone Germany and Vodafone Italy. Other movements within non-current assets included a decrease in investments in associated undertakings of £1,318 million and property, plant and equipment of £412 million, offset by an increase in other investments of £1,643 million. Investments in associated undertakings decreased largely due to the classification of the Group’s interest in Proximus in Belgium as an asset held for resale and exchange rate movements, offset by the Group’s equity earnings of other associated undertakings. The increase in other investments results from non-cash consideration received from Softbank in connection with the disposal of Vodafone Japan and a gain on the revaluation of the Group’s investment in China Mobile, partially offset by foreign exchange differences. Property, plant and equipment has been impacted, primarily, by a strengthening of sterling against both the euro and the South African rand in the six months to 30 September 2006.

Current assets decreased from £7,532 million at 31 March 2006 to £6,110 million at 30 September 2006, principally due to a decrease in cash and cash equivalents of £2,000 million, as analysed in the consolidated cash flow statement, offset by an increase in trade and other receivables from £4,438 million at 31 March 2006 to £4,963 million at 30 September 2006.

Equity shareholders’ funds

Total equity shareholders’ funds at 30 September 2006 decreased to £67,376 million from £85,425 million at 31 March 2006. The decrease primarily comprises the loss for the period of £5,105 million, net currency losses of £2,485 million and returns to shareholders of £11,321 comprising dividends and the ‘B’ share scheme, partially offset by gains on available-for-sale investments of £641 million, gains on expiration of an equity put right of £142 million, proceeds of £19 million from the issue of new shares and £45 million relating to share awards and share-based payments.

Inflation

Inflation has not had a significant effect on the consolidated results of operations and financial conditions during the six months to 30 September 2006.

EUROPE

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
Six months ended 30 September 2006
Voice revenue	2,114	1,732	1,738	1,846	1,743	(167)	9,006	(2.4)	(0.7)
Messaging revenue	386	275	190	365	256	(14)	1,458	2.9	3.7
Data revenue	190	89	122	134	91	(23)	603	27.2	29.1
Total service revenue	2,690	2,096	2,050	2,345	2,090	(204)	11,067	(0.4)	1.1
Acquisition revenue	71	57	153	120	56	–	457	(5.6)
Retention revenue	17	20	62	29	46	–	174	(12.1)
Other revenue	49	1	3	55	24	–	132	(12.0)
Total revenue	2,827	2,174	2,268	2,549	2,216	(204)	11,830	(1.0)	0.6
Interconnect costs	(363)	(326)	(349)	(489)	(437)	204	(1,760)	(3.1)	(1.1)
Other direct costs	(167)	(111)	(174)	(209)	(119)	–	(780)	5.0	6.4
Acquisition costs	(274)	(114)	(323)	(292)	(155)	–	(1,158)	(1.9)	0.6
Retention costs	(182)	(62)	(183)	(186)	(150)	–	(763)	(9.6)	(7.7)
Operating expenses	(578)	(433)	(426)	(588)	(536)	–	(2,561)	4.4	7.7
Acquired intangibles amortisation	–	–	–	(4)	(4)	–	(8)	166.7
Purchased licence amortisation	(172)	(37)	(34)	(166)	(34)	–	(443)	–
Depreciation and other amortisation	(367)	(252)	(194)	(297)	(255)	–	(1,365)	(4.6)
Share of result in associates	–	–	–	–	2	–	2	(33.3)
Adjusted operating profit	724	839	585	318	528	–	2,994	(1.5)	(2.7)

Six months ended 30 September 2005
Voice revenue	2,225	1,816	1,546	1,864	1,923	(148)	9,226
Messaging revenue	408	262	162	334	253	(2)	1,417
Data revenue	128	81	89	119	84	(27)	474
Total service revenue	2,761	2,159	1,797	2,317	2,260	(177)	11,117
Acquisition revenue	72	46	123	152	91	–	484
Retention revenue	31	30	47	31	59	–	198
Other revenue	49	5	1	68	27	–	150
Total revenue	2,913	2,240	1,968	2,568	2,437	(177)	11,949
Interconnect costs	(394)	(366)	(323)	(438)	(472)	177	(1,816)
Other direct costs	(144)	(122)	(155)	(180)	(142)	–	(743)
Acquisition costs	(251)	(85)	(246)	(368)	(231)	–	(1,181)
Retention costs	(211)	(71)	(161)	(230)	(171)	–	(844)
Operating expenses	(560)	(389)	(362)	(571)	(572)	–	(2,454)
Acquired intangibles amortisation	–	–	–	(2)	(1)	–	(3)
Purchased licence amortisation	(171)	(37)	(34)	(166)	(33)	–	(441)
Depreciation and other amortisation	(407)	(247)	(158)	(293)	(326)	–	(1,431)
Share of result in associates	–	–	–	–	3	–	3
Adjusted operating profit	775	923	529	320	492	–	3,039

	%	%	%	%	%
Change at constant exchange rates
Voice revenue	(5.4)	(5.1)	11.9	(1.0)	(9.8)
Messaging revenue	(5.8)	4.8	16.6	9.3	0.4
Data revenue	48.4	8.3	36.2	12.6	8.3
Total service revenue	(3.0)	(3.4)	13.5	1.2	(8.0)
Acquisition revenue	(1.7)	22.5	24.4	(21.1)	(39.6)
Retention revenue	(46.4)	(32.7)	29.9	(6.5)	(22.0)
Other revenue	0.3	(85.1)	–	(19.1)	(11.1)
Total revenue	(3.4)	(3.4)	14.7	(0.7)	(9.6)
Interconnect costs	(8.4)	(11.3)	7.6	11.6	(7.8)
Other direct costs	15.2	(9.3)	11.6	16.1	(16.2)
Acquisition costs	8.9	32.2	30.6	(20.7)	(33.5)
Retention costs	(14.3)	(13.2)	13.2	(19.1)	(12.8)
Operating expenses	2.8	10.9	16.9	3.0	(7.0)
Acquired intangibles amortisation	–	–	–	100.0	–
Purchased licence amortisation	–	–	–	–	300.0
Depreciation and other amortisation	(11.0)	(1.7)	18.0	1.4	(22.5)
Share of result in associates	–	–	–	–	–
Adjusted operating profit	(6.9)	(9.3)	10.0	(0.6)	7.3

		Germany	Italy	Spain	UK	Other	Europe
KPIs
Closing customers (‘000)	- 2006	29,622	19,337	14,024	16,287	16,257	95,527
	- 2005	28,259	17,884	12,418	15,764	16,630	90,955

Average monthly ARPU	- 2006	€22.3	€27.3	€35.9	£24.1	£21.9
	- 2005	€24.4	€30.1	€37.1	£24.9	£23.5

Annualised blended churn (%)	- 2006	21.4%	21.3%	28.9%	35.2%	26.3%
	- 2005	18.5%	18.0%	21.2%	32.7%	23.7%

Closing 3G devices (‘000)	- 2006	2,724	2,830	1,739	1,348	1,726	10,367
	- 2005	815	1,044	315	438	695	3,307

Voice usage (millions of minutes)	- 2006	15,593	15,737	14,511	14,786	14,120	74,747
	- 2005	12,784	14,337	11,507	13,747	13,927	66,302

See page 17 for definition of terms

The Europe region continues to be a challenging environment as a result of intense competition from established mobile operators and new market entrants, coupled with penetration rates exceeding 100% in many markets, and continuing regulator-imposed rate reductions on incoming calls. The strategy for the region is, therefore, to focus on stimulating additional voice and data usage in a way that enhances customer value and revenue. This includes extending the current mobile only offering by innovating and delivering total communications solutions, whilst continuing to leverage regional scale to reduce the cost structure.

Revenue

Total revenue fell slightly in the six months ended 30 September 2006, consisting of a 0.6% growth on an organic basis and a 0.4% impact from favourable exchange rate movements, offset by a 2.0% decline following the disposal of the Group’s operations in Sweden in January 2006. The organic growth in total revenue arose from a 7.9% increase in the average customer base, driven by competitively priced tariffs, successful promotions and innovative services, partially offset by pressures on pricing and termination rate cuts. The estimated impact of termination rate cuts and other non-recurring adjustments on the growth in total revenue and service revenue in the current period is presented in the tables below. Following the table is a discussion of the impact of recurring items on revenue.

	Total revenue growth %	Impact of exchange rates %	Impact of disposal %	Estimated impact of termination rate cuts and other adjustments(1) on total revenue growth %	Total revenue growth excluding these items(2) %

Germany	(3.0)	(0.4)	–	3.6	0.2
Italy	(3.0)	(0.4)	–	6.5	3.1
Spain	15.2	(0.5)	–	4.9	19.6
UK	(0.7)	–	–	0.3	(0.4)
Other Europe	(9.1)	(0.5)	9.8	3.2	3.4
Europe – Total	(1.0)	(0.4)	2.0	3.6	4.2

	Service revenue growth %	Service revenue growth at constant exchange rates %	Impact of disposal %	Estimated impact of termination rate cuts and other adjustments(1) on service revenue growth %	Service revenue growth excluding these items(2) %

Germany	(2.6)	(0.4)	–	3.7	0.7
Italy	(2.9)	(0.5)	–	6.7	3.3
Spain	14.1	(0.6)	–	5.4	18.9
UK	1.2	–	–	0.4	1.6
Other Europe	(7.5)	(0.5)	9.6	3.4	5.0
Europe – Total	(0.4)	(0.4)	1.9	3.9	5.0

Notes:

(1)   Revenue for certain arrangements is now presented net of associated direct costs

(2)   Hereinafter referred to as underlying revenue growth or underlying service revenue growth

Service revenue declined 0.4% as a result of the disposal of the Group’s operations in Sweden, but increased by 1.1% on an organic basis due to growth in the customer base, which was partially offset by a decline in ARPU. Reported growth showed a slight decline, with strong growth in Spain and certain markets in Other Europe offset by slight declines in Germany and Italy.

Competitive offerings have contributed to the growth in average customers in Europe, with particularly strong rises in Spain and Greece, with the former also benefiting from favourable mobile number portability results.  A continuing focus on customer retention has led to contract churn falling in many markets, whilst prepaid churn has risen due to intensified competition from existing network operators and new virtual network operators, as well as being influenced by customer self-upgrades in a number of markets.  In Spain and Other Europe, churn has been impacted by certain one-off adjustments from a change in the application of the Group’s policy on customer disconnections.  Excluding the resulting one-off disconnections, blended churn would have been 20.3% and 24.5% for Spain and Other Europe, respectively.

The service revenue growth in Spain resulted from the increase in the average customer base, up 16.9% in the period, driven by successful promotions and competitive tariffs, targeted at both the consumer and business segments.  This growth was complemented by a strong handset portfolio which has resulted in more than 60% of gross additions joining as 3G customers, and led to a market leading share of net additions in the first half of the financial year.  In Other Europe, service revenue declined 8.0%, but grew 2.1% excluding the impact of the disposal of Sweden, mainly due to service revenue growth in Greece and Portugal of 4.0% and 5.1% respectively, in local currency, primarily resulting from increases in respective customer bases, offset by a small decline in the Netherlands, principally from the impact of a termination rate cut.  The decreases in service revenue experienced in Germany and Italy were driven by termination rate cuts and the impact of competition.  The underlying trend was relatively stable in Germany, whilst in Italy the trend improved when comparing year on year growth in the second quarter of the period to the first quarter.  Voice usage in Italy benefited from a successful summer promotion for which 2.8 million customers registered.  The voice promotion allowed customers to make free voice calls to other Vodafone customers for a monthly fee.

Both Germany and the UK recently announced tariff changes to maintain competitiveness in their respective marketplaces.  In Germany, larger and better value bundles, which now include calls to customers of other mobile operators and new flat rate plans with unlimited calls and text messages to other Vodafone and fixed line customers, are now available.  These tariff changes contributed to the impairment loss in Germany in the period.  In the UK, bigger bundles with more choice are available for contract customers that allow them to add extra minutes, extra texts or extra entertainment, without adding anything extra to the cost of their bill.

Voice revenue

Demand stimulation initiatives and targeted promotions, along with the growth in the customer base, led to a 19.9% increase in outgoing voice minutes on an organic basis.  In particular, Vodafone Zuhause in Germany and Vodafone Casa in Italy, which promote fixed to mobile substitution in the home, and summer promotions in Spain and in Italy, all contributed to strong growth in outgoing minutes to both fixed line numbers and other Vodafone customers.  These additional voice minutes contributed to interconnect costs falling as a percentage of voice revenue.  Total voice usage in the UK increased due to the ongoing impact of the Stop the Clock proposition and an offer to prepaid customers, launched in July 2006, providing free weekend calls and text messages if they spend a minimum amount during weekdays.  This offer had benefited more than 600,000 customers by 30 September 2006.

This increased voice usage was partially offset by the impact of pricing pressures from increased competition and resulted in a 0.8% increase, or a 2.6% increase excluding the impact of the disposal of the Swedish operation, in outgoing voice revenue compared with the same period last year.

Incoming voice revenue decreased as growth in incoming voice minutes from other mobiles was more than offset by termination rate cuts in many of the markets in the Europe region.  In Italy, termination rates were reduced from 12.1 eurocents per minute to 11.2 eurocents per minute in July 2006 and the regulator has indicated further reductions in both July 2007 and 2008.  A further termination rate cut has been announced in Spain, with a cut of 7% to 11.35 eurocents per minute effective from October 2006, along with a target to lower the average rate to 7 eurocents per minute by April 2009.

The volume of roaming minutes increased by 15.9% on an organic basis compared with the same period last year, driven by an increased customer base and the success of Vodafone Passport, which enables customers to take their domestic price plan abroad for a small connection fee per call.  Data for June and July 2006 showed that Vodafone Passport customers paid approximately 50% less per minute for their voice roaming calls when compared to the average cost of roaming in the summer of 2005.  Roaming revenue decreased by 0.3%, but increased by 0.4% excluding the impact of the disposal of the Swedish operations, as price declines were offset by higher usage.  The average cost of a voice roaming call for these customers is now below 45 eurocents per minute.  At 30 September 2006, almost 9 million customers in the Group’s controlled operations in the Europe region had signed up to Vodafone Passport.

Total voice revenue decreased by 2.4% as the decline in incoming revenue outweighed the revenue from increased outgoing voice traffic.  On an organic basis, voice revenue decreased by 0.7% compared with the same period last year, which includes a 3.3% decline from the impact of termination rate cuts.

Non-voice revenue

Messaging revenue rose by 2.9%, or 3.7% on an organic basis.  This increase was mainly attributable to increased messaging volumes in Spain and the UK where increased average customer bases, competitively priced offerings and targeted promotions encouraged usage growth.  In Germany, the success of voice offerings impacted messaging volumes resulting in a small decline in messaging revenue.

Data revenue increased by 27.2%, or 29.1% on an organic basis, with the primary driver being an additional 7.1 million 3G devices registered on the Group’s networks since 30 September 2005, bringing the total to 10.4 million devices, and in particular, the increase in devices in the business segment.  Particularly strong growth was experienced in Germany and Spain where specific promotions encouraged increased usage, whilst both of these markets benefited from growth in the use of Vodafone Mobile Connect data cards.  The business segment is the impetus behind this growth in data usage with a number of markets offering flat rate tariff options.  Additionally, the launch of HSDPA technology in six European markets assisted in increasing penetration of Vodafone Mobile Connect data cards and has also resulted in their increased usage.  In Italy and the UK, 70% and 60%, respectively, of all Vodafone Mobile Connect data cards sold are now HSDPA enabled.  In the consumer segment, Germany has had particular success from bundling data services with a new contract tariff which encourages data usage by offering free mobile TV, surfing the Vodafone live! portal and music downloads for a flat fee each month.

Adjusted operating profit

Adjusted operating profit fell by 1.5%, or 2.7% on an organic basis, with the disposal of Sweden being the primary difference.  Growth in operating expenses was the principal driver for the reduction in adjusted operating profit.  However, this was partially offset by an improvement in operating expenses for common functions, excluding certain non-recurring items, as discussed on page 16.  Increased centralisation of functions, which is expected to demonstrate benefits over time, higher marketing and distribution costs, including additional investment in publicity and Vodafone’s own direct sales channels, and a higher charge for the use of brand and related trademarks in Italy, have all contributed to higher operating expenses.

Acquisition and retention costs have remained relatively stable on an organic basis, with increases in the volume of additions in Italy, and additions and upgrades in Spain, being offset by a reduction in sales in the indirect channel in the UK and changes to the sales mix in Greece and the Netherlands.  The small rise in interconnect costs on an organic basis was driven by the increase in outgoing call volumes, partially offset by decreases in termination rates and by an improving outgoing call mix.

In Germany, adjusted operating profit was impacted by additional intercompany recharges, presented within operating expenses, from the centralisation of data centre operations, which were offset by a similar reduction in depreciation expense.  A higher proportion of contract additions in the indirect sales channel offset by lower interconnect costs from the termination rate cut also contributed to the fall in adjusted operating profit.  Excluding restructuring costs of £11 million and the impact of the data centre change, operating expenses fell due to cost efficiencies.

Higher charges for brand and related trademarks in Italy, introduced in the second half of the previous financial year, reduced adjusted operating profit.  Centralisation of the local data centre in the second quarter of the current financial year and additional publicity expenditure also had an impact.

In Spain, a higher proportion of contract additions and higher total gross additions helped drive the increase in adjusted operating profit.  Operating expenses were broadly stable as a percentage of revenue.

Increased voice usage, with a rise in the proportion of calls made to customers of other mobile networks, has led to a rise in interconnect costs in the UK, though the impact on adjusted operating profit was offset by savings from targeted acquisition and retention investment.  Savings in operating expenses from continuous cost reduction have been reinvested, particularly in increased publicity spending.

In October 2006, Vodafone agreed terms with Phones 4u, a leading independent mobile retailer in the UK, to be the exclusive third party retailer for Vodafone contract customers in the UK high street.  As a result, indirect connection commissions in the second half of the current financial year are expected to be similar to those in the same period in the previous financial year.  Vodafone expects to deliver greater value to customers acquired through the indirect channel through a closer working relationship with Phones 4u and better targeted propositions.

Adjusted operating profit in Other Europe grew by 7.3%, or 2.5% on an organic basis principally due to the disposal of the operations in Sweden.

Europe targets

The Group has set targets in respect of revenue market share, operating expenses and capitalised fixed asset additions.  The operating expense and capitalised fixed asset additions targets relate to the Europe region and common functions in aggregate.  Progress against the revenue market share target is measured by tracking performance in Germany, Italy, Spain and the UK against the Group’s principal competitors.  The targets are detailed in the Outlook on page 28.

During the first half of the 2007 financial year, the implementation of a range of group wide initiatives and cost saving programmes commenced, designed to deliver savings in the 2008 financial year and beyond.  The key initiatives are as follows:

•    The application development and maintenance initiative is focusing on driving cost and productivity efficiencies through outsourcing the application development and maintenance for key IT systems.  In October 2006, the Group announced that EDS and IBM had been selected to provide application development and maintenance services to separate groupings of operating companies within the Vodafone Group and terms were agreed with EDS and IBM on 2 November 2006.  The Group currently anticipates that this initiative will result in greater economies of scale and improved quality of software produced, as well as greater flexibility, leading to the faster rollout of more varied services to customers.

•    The supply chain management initiative focuses on centralising network related supply chain management activities and leveraging Vodafone’s scale in purchasing activities.  Through the standardisation of designs and driving scale strategies in material categories, the Group is aiming to increase the proportion of purchasing performed globally.  In the core networks area, the Group is introducing new suppliers and alternative transmission technologies aimed at reducing costs.

•    The IT operations initiative has created a shared service organisation to support the business with innovative and customer focused IT services.  This organisation is aiming to consolidate localised data centres into regionalised northern and southern centres and to consolidate hardware, software, maintenance and system integration suppliers to provide high quality IT infrastructure, services and solutions.

•    The Group has commenced a three year business transformation programme to implement a single integrated operating model, supported by a single ERP system covering HR, finance and supply chain functions. The programme is expected to provide improved information for decision making and reduced operating costs in the longer term, though additional investment, including restructuring expenditure, will be required in the near term.

•    In summer 2006, the Group undertook a review of the organisation and of its central functions and the balance between Group and locally managed activities, resulting in operating expenditure savings and the reduction of over 500 positions in the corporate centre.

•    Many of the Group’s operating companies are participating in external benchmarking studies and using the results to target local cost reductions. Initiatives that have been implemented to date include reductions to planned network rollout, outsourcing and off shoring of customer services operations, property rationalisation, replacing leased lines with owned transmission, network site sharing and renegotiation of supplier contracts and service agreements.

Mobile Plus strategy

To encourage further revenue growth within the Europe region, the Group announced in May 2006, as part of the Group’s Mobile Plus strategy, the intention to focus on extending Vodafone’s service offerings in the home and in the office, including the provision of DSL.

The Vodafone At Home proposition is a series of initiatives and tariffs aimed at generating additional mobile usage in the home area by specifically targeting the substitution of fixed line usage to mobile.  The offerings in Germany, Vodafone Zuhause, and in Italy, Vodafone Casa, proved popular, with 1,378,000 and 362,000 customers respectively by the end of September 2006.  These customers are generating higher voice usage and ARPU than previously, demonstrating the success of this proposition.  Vodafone Casa was also launched in Portugal in October 2006.

Vodafone Office is an office-based proposition that provides alternatives to the fixed line network, by offering the opportunity to reduce the number of fixed desk phones and encouraging fixed to mobile substitution in the office.  A closed user group tariff, allowing employees to call each other for a flat monthly fee, is a key part of the offer.  The number of Oficina Vodafone customers in Spain at the end of September 2006 was 713,000.

In the second quarter of the financial year, it was announced that these services would be expanded to include a DSL option in conjunction with Arcor, the Group’s fixed line operator in Germany, and Fastweb, Italy’s leading alternative broadband provider.

During September 2006, Vodafone UK announced a partnership with BT for the provision of fixed line and DSL services, which will be available to Vodafone consumer contract customers in early 2007.

Vodafone Germany has also signed an agreement with an advertising agency as an initial step in facilitating revenue generation from advertising on the Vodafone live! portal.

EMAPA

	Eastern Europe	Middle East Africa & Asia	Pacific	Associates US	Associates Other	EMAPA	% change
	£m	£m	£m	£m	£m	£m	£	Organic
Six months ended 30 September 2006
Voice revenue	951	1,027	458			2,436	50.7	19.6
Messaging revenue	147	66	118			331	68.9	28.2
Data revenue	25	11	20			56	47.4	38.3
Fixed line and DSL revenue	–	34	–			34	–	–
Total service revenue	1,123	1,138	596			2,857	54.4	20.8
Acquisition revenue	23	105	48			176	46.7
Retention revenue	8	–	–			8	100.0
Other revenue	8	4	22			34	(2.9)
Total revenue	1,162	1,247	666			3,075	53.1	20.8
Interconnect costs	(217)	(178)	(125)			(520)	47.7	22.0
Other direct costs	(141)	(112)	(100)			(353)	73.9	14.9
Acquisition costs	(91)	(144)	(78)			(313)	51.2	19.9
Retention costs	(31)	(36)	(24)			(91)	111.6	88.6
Operating expenses	(278)	(246)	(174)			(698)	47.6	12.6
Acquired intangibles amortisation	(127)	(61)	(1)			(189)	285.7
Purchased licence amortisation	(8)	(9)	(7)			(24)	(20.0)
Depreciation and other amortisation	(151)	(122)	(91)			(364)	35.8
Share of result in associates	–	–	–	1,015	390	1,405	20.3	23.7
Adjusted operating profit	118	339	66	1,015	390	1,928	24.2	26.1

Six months ended 30 September 2005
Voice revenue	513	643	460			1,616
Messaging revenue	59	37	100			196
Data revenue	14	5	19			38
Fixed line and DSL revenue	–	–	–			–
Total service revenue	586	685	579			1,850
Acquisition revenue	22	64	34			120
Retention revenue	4	–	–			4
Other revenue	6	6	23			35
Total revenue	618	755	636			2,009
Interconnect costs	(130)	(104)	(118)			(352)
Other direct costs	(35)	(68)	(100)			(203)
Acquisition costs	(62)	(87)	(58)			(207)
Retention costs	(18)	(15)	(10)			(43)
Operating expenses	(139)	(151)	(183)			(473)
Acquired intangibles amortisation	(49)	–	–			(49)
Purchased licence amortisation	(6)	(16)	(8)			(30)
Depreciation and other amortisation	(89)	(78)	(101)			(268)
Share of result in associates	–	–	–	772	396	1,168
Adjusted operating profit	90	236	58	772	396	1,552

	%	%	%	%	%
Change at constant exchange rates
Voice revenue	88.9	66.2	7.0
Messaging revenue	149.2	83.3	28.3
Data revenue	78.6	120.0	11.1
Fixed line and DSL revenue	–	–	–
Total service revenue	95.1	72.9	10.6
Acquisition revenue	4.5	78.0	45.5
Retention revenue	100.0	–	–
Other revenue	33.3	(20.0)	4.8
Total revenue	91.1	72.7	12.1
Interconnect costs	69.5	79.8	12.6
Other direct costs	314.7	72.3	7.5
Acquisition costs	51.7	75.6	41.8
Retention costs	72.2	140.0	166.7
Operating expenses	104.4	70.8	1.2
Acquired intangibles amortisation	159.2	–	–
Purchased licence amortisation	60.0	(43.8)	–
Depreciation and other amortisation	73.6	62.7	(3.2)
Share of result in associates	–	–	–	33.7	(0.8)
Adjusted operating profit	31.1	50.7	24.5	33.7	(0.8)

	2006				2005
	Pacific	Eastern Europe	Middle East Africa & Asia	EMAPA	Pacific	Eastern Europe	Middle East Africa & Asia	EMAPA

KPIs
Closing customers (‘000)	5,423	25,879	24,169	55,471	5,059	11,119	13,266	29,444
Average monthly ARPU	£18.5	£9.3	£6.9		£19.8	£10.8	£10.0
Annualised blended churn (%)	40.7%	21.2%	45.1%		39.5%	24.1%	19.5%
3G devices (‘000)	534	2	–	536	17	–	–	17
Voice usage (millions of minutes)	5,402	15,296	17,204	37,902	4,583	5,873	7,319	17,775

See page 17 for definition of terms

Vodafone’s strategy in the EMAPA region is to build on the Group’s strong track record of creating value in emerging markets, having delivered strong performances over time in markets such as Egypt and South Africa.  Selective opportunities will be sought to increase the Group’s emerging markets footprint as well as taking opportunities to increase stakes in existing markets, with a view to gaining control where possible over time.

EMAPA continues to perform strongly, principally driven by the emerging markets, and has benefited from the prior year acquisitions in the Czech Republic and India, as well as the stake increases in Romania and South Africa.  However, reported growth has been impacted by adverse exchange rate movements.

On 24 May 2006, the Group completed the acquisition of the trade and assets of Telsim, the number two operator in Turkey, from the Turkish Savings and Deposit Insurance Fund, for consideration of approximately US$4.7 billion.  The results of Telsim are included in Eastern Europe from the completion date.

Revenue

Total revenue increased by 53.1%, or 20.8% on an organic basis, driven by organic service revenue growth of 20.8%.  The impact of the acquisitions in the Czech Republic, India and Turkey, as well as the stake increases in Romania and South Africa, increased reported revenue growth by 39.0%, with the impact of unfavourable exchange rate movements of 6.7% accounting for the remaining difference between reported and organic growth.

A 33.9% organic increase in average customers, or 93.8% including the impact of acquisitions and stake increases, along with the success of usage stimulation initiatives, were the primary reasons for the increase in service revenue, offset by declining ARPU in a number of markets from the increasing proportion of lower usage prepaid customers.  Particularly strong customer growth was achieved in Eastern Europe and Middle East, Africa and Asia, where markets are typically less penetrated than in Western Europe or the Pacific area.

Eastern Europe

In Eastern Europe, the acquisitions in the Czech Republic, Romania and Turkey were the key drivers of growth in service revenue.

In the Czech Republic, an introductory offer to try Vodafone’s services for free, a summer promotion for new customers and the launch of new consumer and business tariffs, all contributed to an increase in customers and 14.4% growth in service revenue in local currency, assuming the Group’s equity interest is reflected in the whole of the previous period.

The launch of an innovative proposition in Romania, which provides more flexibility for prepaid customers by allowing the validity period of SIM cards between top ups to be extended, has had a significant positive impact on prepaid churn and, along with continued customer growth and a 2.0% rise in ARPU, contributed to a 31.3% organic increase in local currency service revenue.  The expansion of the 3G network, targeted promotional offers, the launch of HSDPA and increased sales of Vodafone Mobile Connect data cards led to strong growth in data revenue in Romania and consolidated Vodafone’s market leadership in the business segment.

The Group’s acquisition in Turkey has performed ahead of the Group’s expectations at the time of the completion of the auction.  Improving network quality has contributed to 11.4% customer growth in a little over four months since acquisition and combined with some tariff increases has led to strong revenue growth.

Middle East, Africa and Asia

Underlying service revenue growth in the Group’s operations in the Middle East, Africa and Asia was also strong.

A combination of usage initiatives and tariff changes in the prepay market contributed to local currency service revenue growth of 40.2% in Egypt.

The launch of several products, services and promotions, including new prepaid top-up packages, new bundled tariffs and Vodafone Simply, contributed to 24.9% organic growth in the customer base of Vodacom and its subsidiaries, and drove a 20.8% organic rise in service revenue.  The growth in the customer base excluded the impact of a change in the application of the disconnection policy. Excluding the resulting one-off disconnections, blended churn for Middle East, Africa and Asia would have been 36.9% in the current period, which was higher than in the previous period following the impact of the Group’s acquisition in India.

The newly acquired interest in Bharti Airtel, which operates in India and is accounted for as a joint venture, continued to perform well, with strong growth in customer numbers and revenue.

Pacific

Service revenue growth in the Group’s operations in the Pacific area was impacted by a decrease in New Zealand’s service revenue due to increased competition and a termination rate cut at the end of the last financial year.  Excluding the impact of the termination rate cut, service revenue for the Pacific area would have increased by 4.5%.  In Australia, local currency service revenue growth of 16.1% was achieved from the rise in the customer base, strong prepaid usage and a focus on higher value customers, particularly with new connections of contract customers, contributing to an increase in ARPU.

Adjusted operating profit

Adjusted operating profit increased by 24.2%, or 26.1% on an organic basis, with the impact of unfavourable exchange rate movements impacting growth by 2.7%.  The net impact of acquisitions, disposals and stake increases improved reported growth by 0.8%.  The acquisitions in the Czech Republic, India and Turkey, and the stake increases in South Africa and Romania, led to the rise in acquired intangibles amortisation.  These acquisitions, combined with the continued expansion of network infrastructure in the region, including 3G and HSDPA upgrades, led to the rise in depreciation charges.

Eastern Europe

An annual regulatory fee in Turkey amounting to 15% of revenue impacted direct costs in the current period.  Loyalty programmes were made available through indirect channels in Romania, leading to a strong positive impact on churn along with increased investment in retention, which was partly offset by a reduction in acquisition costs which resulted from a higher proportion of sales made through direct channels.

Middle East, Africa and Asia

Strong operating profit growth was achieved in Egypt following the significant customer and revenue growth and a modest increase in depreciation expense.

Growth in reported operating profit in South Africa was impacted by 9.0% from adverse exchange rate movements.  Increased competition and focused investment in retention activities were largely offset by savings in operating expenses.

Pacific

Investment in higher value customers in Australia, particularly targeted at the contract segment, led to an improvement in revenue and lower contract churn, and was the key driver in an increase in local currency adjusted operating profit, although the additional investment reduced the level of adjusted operating profit in both Australia and the Pacific area as a whole.

Associates

	2006			2005			% change
	Verizon Wireless £m	Other £m	Total £m	Verizon Wireless £m	Other £m	Total £m	Verizon Wireless £	Verizon Wireless $

Share of result of associates
Operating profit	1,214	563	1,777	952	576	1,528	27.5	29.7
Interest	(94)	(7)	(101)	(100)	(12)	(112)	(6.0)	(4.5)
Tax	(73)	(166)	(239)	(54)	(176)	(230)	35.2	37.0
Minority interest	(32)	–	(32)	(26)	8	(18)	23.1	27.2
	1,015	390	1,405	772	396	1,168	31.5	33.7

Verizon Wireless (100% basis)
Total revenue (£m)	10,327			8,891
Closing customers (‘000)	54,747			49,291
Average monthly ARPU ($)	52.6			51.6
Blended churn (%)	14.2%			15.1%
Non-voice revenue as a percentage of service revenue (%)	12.9%			7.5%

The US market produced another period of strong customer growth, with penetration reaching an estimated 75% at 30 September 2006.  Verizon Wireless, the Group’s associated undertaking in the US, continued to perform well, achieving an estimated 38% share of net additions in the period.  The strong net additions performance was achieved through a combination of growth in the number of new customer additions and lower customer churn driven by improvements in customer loyalty.  The resulting increase in the customer base together with an increase in ARPU led to a 17.9% growth in service revenue.  ARPU growth was driven by the success of data services, with Verizon Wireless leveraging the strength of its wireless data product portfolio and wireless broadband (“EV-DO”) network coverage by obtaining exclusive handset distribution rights for iconic handsets in the US.

Cost and revenue initiatives led to an improvement in the adjusted operating profit margin.  The Group’s share of the tax attributable to Verizon Wireless for the six months ended 30 September 2006 relates only to the corporate entities held by the Verizon Wireless partnership.  The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Verizon Wireless consolidated its spectrum position during the six month period with the acquisition of spectrum covering the eastern half of the US and Hawaii for $2.8 billion, through the FCC’s Advanced Wireless Services auction which completed on 18 September 2006, licences for which are expected to be granted in late 2006 or early 2007.

The Group’s associated undertakings in EMAPA have been impacted by intense competition and reductions in termination rates, similar to the experience of the Groups’ businesses in the Europe region, which has had a negative impact on revenue and margins.  SFR, the Group’s associated undertaking in France, reported slight growth in revenue due to good customer and usage growth offset by the aforementioned pressures, but a marginal decrease in operating profit, principally as a result of additional overheads to support both customer growth and increased licence fees.

Investments

China Mobile, in which the Group has a 3.27% stake and is accounted for as an investment, increased its customer base by 10.2% in the period to 287.1 million.  Dividends of £57 million were received in the six months ended 30 September 2006.

OTHER

Financial Highlights	2006			2005			% change
	Common Functions £m	Other Operations £m	Total £m	Common Functions £m	Other Operations £m	Total £m	Common Functions £	Other Operations £

Revenue	86	706	792	70	622	692	22.9	13.5
Direct costs	–	(376)	(376)	–	(343)	(343)	–	9.6
Operating expenses	122	(204)	(82)	112	(196)	(84)	8.9	4.1
Depreciation and other amortisation	(72)	(43)	(115)	(29)	(45)	(74)	148.3	(4.4)
Adjusted operating profit	136	83	219	153	38	191	(11.1)	118.4

Common functions represents the results of Partner Markets and the net result of unallocated central Group costs and recharges to the Group’s operations.  Adjusted operating profit has been impacted in the current period by restructuring costs incurred in the central functions, principally marketing and technology, which amounted to £30 million.

Other operations comprise the Group’s interest in the fixed line telecommunications business in Germany, Arcor.  In local currency, Arcor’s revenue increased by 13.1%, primarily due to customer and usage growth, partially offset by tariff decreases in a competitive market.  The incumbent fixed line market leader continued to drive intensive competition, although Arcor further strengthened its position as the main competitor.  Contract ISDN voice customers increased in the current period by 58%, to 1,765,000, and DSL customers by 80%, to 1,554,000.  Together with an additional 122,000 DSL-R customers, which is a DSL product from Deutsche Telekom resold under the Arcor brand in areas where Arcor does not have a fixed line infrastructure, Arcor increased its share of the DSL market to 12%.  Revenue growth and cost efficiencies led to an improvement in adjusted operating profit.

In October 2006, the Group announced an organisational change to its New Business and Innovation team.  This will result in Arcor becoming part of the Europe region.  The Group’s preliminary announcement of results for the year ending 31 March 2007 will present restated trading results for the Europe region reflecting this change.

DEFINITION OF TERMS

These terms are not uniformly defined by all companies in the Group’s industry.  Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Term	Definition
3G broadband	3G services enabled with High Speed Downlink Packet Access (“HSDPA”) technology which enables data transmission speeds of up to 2 megabits per second.

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Active customer	A customer who pays a monthly fee or has made or received a chargeable event in the last three months.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Capitalised fixed asset additions	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Change at constant exchange rates

Changes relating to one country are calculated based on local currency amounts in both periods. For changes relating to multiple countries, calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled networks

The networks include the Group’s mobile operating subsidiaries and joint ventures. Measures for controlled and jointly controlled networks include 100% for subsidiaries and the Group’s proportionate share for joint ventures.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment/billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Data revenue	Data revenue includes all non-voice service revenue excluding messaging, fixed line and DSL.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

DSL	A Digital Subscriber Line which is a fixed line enabling data to be transmitted at high speeds.

HSDPA	High Speed Downlink Packet Access is a wireless technology enabling data transmission speeds of up to 2 megabits per second.

ISDN

An Integrated Service Digital Network which can be used for sending voice, video and data over digital telephone lines or normal telephone wires and supports data transfer rates of 64 kilobits per second.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Net debt	Long-term borrowings, short-term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents.

Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where an entity, being a subsidiary, joint venture or associated undertaking, was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in a joint venture or associated undertaking in the current or prior period, the Group’s results for the prior period are restated at the current period’s ownership level. Further adjustments in organic calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates and excludes the amortisation of acquired intangible assets. Organic growth for proportionate results is adjusted to reflect current year and prior year results at constant exchange rates, using like-for-like ownership levels in both years.

Partner Markets

Markets in which the Group has entered into a Partner Agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Purchased licence amortisation

Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group or existing on recognition through business combination accounting, and such fees recognised by an acquiree prior to acquisition.

SUMMARY OF MOBILE TELECOMMUNICATIONS BUSINESSES’ CUSTOMER INFORMATION AT 30

SEPTEMBER 2006

At 30 September 2006, Vodafone had approximately 191.6 million proportionate registered mobile customers, based on the Group’s ownership interests in its subsidiary undertakings, joint ventures, associated undertakings and investments.  There were approximately 577.4 million registered customers in ventures in which the Company either has control or invests.  Active customers represented 91.6% of the total registered customer base in the Group’s controlled and jointly controlled mobile businesses at 30 September 2006, compared with 92.2% at 30 September 2005 and 91.6% at 31 March 2006.

COUNTRY	PERCENTAGE OWNERSHIP (1)	VENTURE CUSTOMERS	REGISTERED PROPORTIONATE CUSTOMERS

	(%)	(‘000s)	(‘000s)
Europe:

Germany	100.0%	29,622	29,622
Italy	76.9%	25,157	19,337
Spain	100.0%	14,024	14,024
UK	100.0%	16,287	16,287
Albania	99.9%	868	868
Greece	99.9%	4,761	4,755
Ireland	100.0%	2,119	2,119
Malta	100.0%	184	184
Netherlands	99.9%	3,898	3,894
Portugal	100.0%	4,437	4,437
Total Europe		101,357	95,527

EMAPA:
Subsidiaries:

Australia	100.0%	3,190	3,190
Czech Republic	100.0%	2,311	2,311
Egypt	50.1%	7,933	3,974
Hungary	100.0%	2,050	2,050
New Zealand	100.0%	2,111	2,111
Romania	100.0%	7,155	7,155
Turkey	100.0%	12,181	12,181
		36,931	32,972
Joint Ventures:

Fiji	49.0%	250	122
India	10.0%	27,062	2,706
Kenya	35.0%	4,644	1,625
Poland	19.6%	11,127	2,182
South Africa(2)(3)	50.0%	25,752	11,905
		68,835	18,540

Affiliates

United States(3)	45.0%	56,747	25,191
Other(4)		313,577	19,338

		370,324	44,529

Total EMAPA		476,090	96,041

TOTAL		577,447	191,568

Notes:

(1)               All ownership percentages are stated as at 30 September 2006 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture with the exception of India, where the Group’s 10% economic interest represents a 5.6% direct interest in Bharti Airtel Limited and a subscription for convertible debentures in Bharti Enterprises Private Limited, representing a 4.4% indirect economic interest in Bharti Airtel Limited.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)               Customers in South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and includes customers in South Africa, the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.

(3)               The Group’s ownership interests in Vodacom and Verizon Wireless are 50.0% and 45.0%.  However, the Group’s proportionate customer base has been adjusted for Vodacom’s and Verizon Wireless’s proportionate ownership of their customer bases across their respective network interests of approximately 92.5% and 98.6% at 30 September 2006.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

(4)               On 25 August 2006 the Group announced its intention to sell its interests in Belgium with the effect that at 30 September 2006 it was classified as an asset held for resale with reported customer numbers frozen at that date. The sale was completed on 3 November 2006.

SIGNIFICANT TRANSACTIONS

The Group’s net cash inflow resulting from acquisition and disposal activities, including the purchase and disposal of investments, in the six months ended 30 September 2006 was £4,060 million(1).  An analysis of the significant transactions and the changes to the Group’s effective interest in the entities is shown below:

£m
Acquisitions:
Telsim Mobil Telekomunikasyon Hizmetleri (from nil to 100% of trade and assets)(2)	2,547
Disposals:
Vodafone Japan (from 97.7% to nil)	(6,810)
Other net acquisitions and disposals, including investments	203
(4,060)

Notes:

(1)               Amounts are shown net of cash and cash equivalents acquired

(2)               Discussed in more detail on page 42

On 25 August 2006, the Group announced the sale of its 25% interest in Proximus, the Group’s associated undertaking in Belgium, for consideration of €2.0 billion.  The sale completed on 3 November 2006.  The sale proceeds will be used to reduce the Group’s net indebtedness.  Vodafone and Proximus have signed a revised long term partner market arrangement in Belgium, allowing Proximus and Vodafone customers to continue to benefit from Vodafone’s global products and services.  The two companies will also continue to co-operate in serving international corporate customers.

SUBSEQUENT EVENTS

On 8 November 2006, the Group announced its intention to launch a tender offer for an additional 4.9% of the shares in Vodafone Egypt for a maximum possible consideration of approximately £108 million.  As a result of the tender offer, which closed on 29 November 2006, Vodafone received acceptances which will take its shareholding in Vodafone Egypt to 54.9%, with a further 44.7% held by Telecom Egypt.  Vodafone and Telecom Egypt also announced they have entered into a strategic partnership to increase co-operation between both parties and to jointly develop a range of products and services for the Egyptian market.

LEGAL PROCEEDINGS

There have been no significant changes to legal proceedings in the current period.

REGULATION

Introduction

The Group’s operating companies are generally subject to regulation governing the operation of their business activities.  Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities.  Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks.  The following section describes the regulatory framework and the key regulatory developments in the European Union (“EU”) and selected countries in which the Group has significant interests and should be read in conjunction with the information contained under “Regulation” on pages 21 to 24 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2006.  Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion.  Accordingly, the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

International Roaming

In February 2006, the European Commission (the “Commission”) announced that it is proposing to enact new legislation by way of a regulation under Article 95 of the EU Treaty to reduce what it considers to be excessive prices charged by mobile network operators for international roaming services.  In May 2006, the Commission published proposals for a regulation which would include both retail price regulation and the regulation of wholesale prices charged between mobile operators for roaming services.  The Commission proposes that retail prices for making calls be capped at 130% of the relevant wholesale price, or approximately 47 eurocents per minute, and that the price for receiving calls be subject to a separate cap at 130% of the average EU mobile termination rate cost, or approximately 17 eurocents per minute.  The wholesale rate for making calls would be capped at approximately 36 eurocents per minute.  The Commission expects a regulation to become law during 2007.  The proposals are currently the subject of consideration by the European Parliament and the European Council (representing the Member States).

Europe

Germany

The national regulatory authority (“NRA”) has found all mobile network operators to have significant market power (“SMP”) over call termination and has proposed rates for Vodafone and T-Mobile of 8.78 eurocents per minute effective from November 2006 until November 2007, during which time it shall commence a cost modelling process.

The NRA has commenced the process to auction broadband wireless access licences at 3.5GHz.  The NRA has also concluded that it will seek to extend certain 2G licences, including that of Vodafone, so that all 2G licences will expire in 2016.

Italy

The NRA has concluded that all mobile network operators have SMP over call termination and has imposed obligations on Vodafone Italy of cost orientation, non-discrimination and transparency.  Vodafone Italy reduced its rates from 12.1 eurocents per minute to 11.2 eurocents per minute in July 2006 and foresees reductions by 13% below the retail prices index on both 1 July 2007 and 1 July 2008.  The NRA concluded its review of the access market in February 2006 and found that no operator had SMP but said it will keep the market under review.  It does, however, propose to find SMP in the market for calls to non-geographic numbers and proposes to regulate the wholesale price of such calls.  The NRA concluded its review of the roaming market and concluded that no operator has SMP.

In March 2005, the National Competition Authority (“NCA”) in Italy conducted unannounced inspections of the offices of mobile network operators in Italy, including Vodafone Italy, seeking evidence of collusion following complaints by resellers and potential MVNOs about alleged anti-competitive conduct.  In November 2005, Vodafone Italy received a further request for information from the NCA.  The NCA has decided to extend the proceeding until May 2007.   If the NCA were to decide that there had been a breach of competition law, it would be able to impose a fine on any operator who had committed the breach.  In addition both the NRA and NCA are investigating the fees for prepaid top ups and their preliminary conclusions are that the fees are not related to cost and lack transparency.

In July 2006, Vodafone Italy issued proceedings against Telecom Italia claiming unlawful exploitation of information, which Telecom Italia obtains for the purposes of its fixed operations but which it used to win back mobile customers. Vodafone has claimed compensation of €525 million.  In addition, Telecom Italia is refusing to provide interconnection to Vodafone Italy in relation to certain converged fixed mobile products.  Vodafone Italy has asked for urgent intervention by the NRA and has ongoing proceedings against Telecom Italia before the Civil Tribunal for unfair competition.

Spain

On 23 February 2006, the Spanish NRA found all mobile network operators to have SMP over call termination and imposed obligations including non-discrimination, cost orientation and accounting separation on Vodafone Spain.  In September 2006, the NRA announced a target rate of 7 eurocents per minute in April 2009 for Vodafone Spain with a first reduction to 11.35 eurocents per minute in October 2006 and with further six monthly reductions until April 2009.

In February 2006, the NRA found that the three mobile network operators held a position of joint SMP in the access market.  This decision was reviewed by the European Commission and the NRA allowed to proceed.  The NRA decided to impose an obligation to offer wholesale network access at reasonable prices to MVNOs.  Vodafone has appealed the decision of the NRA to find Vodafone as holding SMP in the Spanish courts and has appealed the decision of the European Commission to allow the NRA to proceed to the Court of First Instance at Luxembourg.

United Kingdom

The NRA has published for consultation its proposals to regulate call termination in respect of calls conveyed over both 2G and 3G networks from April 2007.  The NRA proposes a charge of 5.7 pence per minute in 2007-2008 for Vodafone followed by an annual reduction of 1.5% below the retail prices index for the next three years.  The NRA also proposes to remove asymmetry of rates between 900 and 1800 operators by 2010-2011 and to regulate the charges of H3G, the UK’s third generation operator, for the first time.

The NRA has consulted on proposals to liberalise spectrum usage rights and proposes to apply liberalised spectrum usage rights in the future.  The NRA expects to consult on the release of the 3G expansion band spectrum in 2006, being spectrum in the 2.5 to 2.7 GHz band.  This is likely to be scheduled for auction in 2007.

Other Europe

Greece

The NRA has found all firms to have SMP over call termination and has developed a Long Run Incremental Cost model (“LRIC model”) to determine cost oriented mobile call termination rates.  Vodafone Greece was required to reduce its rate to 14.14 eurocents per minute in August 2006 and further reductions are required to 11.85 eurocents per minute in January 2007 and 10.71 eurocents per minute by June 2007.

In its review of the access market, the NRA found that no mobile network operator had SMP.

In April 2005, the Council of State issued a judgement that base stations erected by mobile operators prior to August 2002 did not meet legal requirements. A new law was enacted which sought to remedy this, however the exposure limits enacted in Greece are stricter than those contained in international guidelines, which have been adopted by the European Union.

An inquiry is underway in relation to the discovery of a breach of security on the Vodafone network.

Ireland

In December 2005, an appeal court annulled the NRA’s finding that Vodafone and O2 have joint SMP in the access market. The NRA has commenced another round of market analysis and is currently in the process of data collection.

In its review of call termination, the NRA has found that all mobile network operators have SMP over call termination.  The decision in relation to Hutchison 3G was annulled on appeal.  The NRA has imposed obligations of cost orientation and non-discrimination on all the remaining operators and accounting separation and transparency on Vodafone and O2.  The NRA has agreed rates of 12.26 eurocents per minute peak, 8.15 eurocents per minute off peak and 5.00 eurocents per minute at the weekends, effective from January 2007.

In February 2006, the NRA withdrew a 3G licence it had awarded to Smart Telecom in November 2005. Smart Telecom unsuccessfully appealed this decision.

Malta

In its review of call termination, the NRA has found both mobile network operators as having SMP over call termination and has imposed obligations on Vodafone Malta of cost orientation, non-discrimination, accounting separation and transparency.  Vodafone Malta reduced its mobile termination rates by 5% from 11.5 eurocents per minute to 10.9 eurocents per minute in January 2006 and further reductions are anticipated.  The NRA proposes to find Vodafone and Go Mobile, the two Maltese mobile network operators, as having joint SMP in the access market, and proposes to impose an obligation to offer cost based access to MVNOs and indirect access to other parties in the event of no commercial agreement.

The Netherlands

The NRA has finalised its review of call termination and has found that all operators have SMP over call termination and proposes remedies of cost orientation, non-discrimination and transparency.  The NRA’s decision has been rejected on appeal to a Dutch court.

Portugal

Following its review of call termination, the NRA found all three mobile network operators as having SMP over call termination and it has imposed obligations on Vodafone Portugal including cost orientation, non-discrimination, accounting separation and transparency.  Since 1 October 2006, the termination rate for all operators has been set at 11 eurocents per minute.

Vodafone Portugal has renewed its 2G licence, which expired in October 2006, for an additional 15 year period.

On 7 February 2006, Sonaecom SGPS, SA, which owns the third operator in the Portuguese market, Optimus, announced a tender offer for the entire share capital of Portugal Telecom SGPS, SA, which owns the largest operator in Portugal, TMN.  The transaction, if approved, and any conditions imposed with such approval, may have an impact on the competitiveness of the market.

EMAPA

Eastern Europe

Hungary

In October 2006, the NRA proposed that Vodafone Hungary reduce its termination rates from 32.61 HUF per minute to 26.16 HUF per minute in February 2007, 20.99 HUF per minute in January 2008 and 16.84 HUF per minute in January 2009.

In its review of the access market, the NRA found that no mobile network operator had SMP. The NRA is expected to commence a further review shortly.

Poland

The NRA, in its review of call termination, found all mobile network operators to have SMP over call termination and has imposed obligations of cost orientation, transparency and non-discrimination.  Mobile termination rates were reduced to 0.44 PLN per minute in October 2006 and are expected to be reduced to 0.39 PLN per minute in July 2007 and 0.35 PLN per minute in July 2008.

The NRA awarded a fourth 3G licence in 2005.  This award is under appeal.  The NRA is expected to recommence the process to issue a new 2G licence.

Romania

In March 2003, the NRA determined Vodafone Romania as having SMP in the national interconnection market so, under national law, Vodafone Romania’s mobile termination rates were reduced to 7.21 eurocents per minute in September 2006 and the NRA is considering further reductions.

In October 2006, a further two 3G licences were awarded bringing the number of licensees, including Vodafone, to four.

Turkey

The Turkish government is considering enacting a new Communications Law as part of a broader harmonisation of domestic law and regulation within the EU Framework.

The NRA determined, as of January 2006, that all three mobile operators were dominant in relation to mobile voice termination on their own networks. In June and July 2006, the NRA determined historic interconnection disputes between Telsim, the Group’s subsidiary undertaking in Turkey, and Turk Telecom, and Telsim and Avea. On 2 June 2006, the NRA also announced forward-looking interconnection “reference rates” which it proposes as a reference point for resolving any further interconnection disputes between operators. These rates were YTL 0.152 per minute for Telsim, YTL 0.14 per minute for Turk Telecom and YTL 0.175 per minute for Avea. Vodafone Turkey has appealed these decisions, and agreed rates with Turk Telecom for three years, which are higher than the NRA’s reference rates.

The Turkish government is consulting on a draft plan for issuing 3G licences which may introduce an additional competitor into the market.

Other

Vodafone has been notified by the Cypriot Commission for the Protection of Competition of an investigation into its activities in Cyprus and is co-operating with them.

Middle East, Africa and Asia

Egypt

In July 2006, the Government awarded a third mobile licence as well as 2G and 3G spectrum to Etisalat.  The NRA is considering the award of 3G licences to the two existing mobile network operators.

India

The Department of Telecommunications is expected to issue a new national spectrum policy, including plans to allocate 3G spectrum, before the end of 2006.  In September 2006, the NRA issued recommendations to the Department of Telecommunications on the allocation and pricing of 3G spectrum, which included the proposal to auction 3G spectrum within six to nine months.

Kenya

In April 2006, the NRA commenced a review of interconnection and retail prices, which may result in new interconnection and retail price regulations. Separately, in October 2006, the NRA issued a determination following the failure of Safaricom, Vodafone’s joint venture in Kenya, and Telkom Kenya to agree interconnection charges as part of the annual charges review required by the interconnection agreement between the two companies. The determination reduced mobile termination rates from 10 Kenyan shillings per minute to 8.12 Kenyan shillings per minute and fixed termination rates from 6.2 Kenyan shillings per minute to 3.5 Kenyan shillings per minute until 28 February 2007, when the NRA will issue further direction to the parties.

In September 2006, Safaricom was granted a one year trial 3G licence.

In October 2006, the NRA published its intention to award the second national telecommunications licence to the VTEL consortium at the end of January 2007. The licence will be a “unified licence” which permits the provision of services using both fixed and mobile technologies. Parties have until 27 December 2006 to submit objections to the award of the licence.

South Africa

The Electronic Communications Act became effective on 19 July 2006. All current licences are required to be converted to comply with the new licence regime introduced by the Act. The NRA has announced that all licences should be converted by the end of June 2007.

An Information Communication Technologies Black Economic Empowerment Charter (the “Charter”) is expected to be finalised in 2007. The Charter will set targets to evaluate a company’s contribution to Broad-Based Black Economic Empowerment, which is the Government policy to increase economic empowerment of historically disadvantaged individuals in South Africa. Targets will be set in terms of equity ownership, management and control, employment, skills development, procurement, enterprise development and corporate social investment.

Pacific

New Zealand

The NRA has recently announced a review to determine whether further regulation or changes to existing regulation are necessary to promote competition in the mobile services market.  The NRA has raised the possibility of transfers of spectrum to new entrants and has asked the Ministry responsible for spectrum to consider this.

A Bill providing for local loop unbundling is being reviewed by the Parliament and expected to be passed by April 2007.

Associated undertakings

France

In its review of call termination, the NRA concluded that all mobile network operators have SMP over call termination and imposed obligations of cost orientation, non-discrimination, accounting separation and transparency.  It set a price cap for Vodafone’s associated undertaking, SFR, of 9.5 eurocents per minute from 1 January 2006 and 7.5 eurocents from January 2007.

In July 2006, the NRA found SFR (and the other French mobile operators) to have SMP in the market for SMS termination on each network and has required rates for wholesale termination to fall from 4.3 eurocents to no greater than 3 eurocents for SFR and Orange and 3.5 eurocents for Bouygues. The NRA is also undertaking further cost modelling to determine SMS pricing in future years.

Switzerland

In April 2005, the Swiss NCA issued proposals finding that Swisscom Mobile, Vodafone’s associated undertaking, had abused a dominant position in the call termination market. In October 2006, the NCA confirmed that it intends to fine Swisscom Mobile CHF489 million (£209 million). The decision is subject to further appeal.

Swisscom Mobile was awarded a broadband wireless access licence in June 2006 and the NRA has conducted a consultation on the renewal of Swisscom Mobile’s 2G licence.

United States

The Federal Communications Commission (“FCC”), the United States’ NRA, commenced a Notice of Inquiry in 2004 into the level of termination rates charged by foreign mobile network operators to US international operators.  The FCC sought inputs on the status of foreign mobile termination rates, including actions taken to date by foreign regulators to address the issue.  This proceeding remains pending.

In September 2006, the FCC concluded an auction of 90 MHz of spectrum in the 1.7/2.1 GHz bands for Advanced Wireless Services.  The auction was for 1,122 geographic area licenses and raised a total of (US) $13.7 billion.  Verizon Wireless, in which Vodafone holds a 45% interest, had winning bids for (US) $2.8 billion, the second highest total among winning bidders.  The winning bidders’ applications for licensing are pending before the FCC.

US GAAP RECONCILIATION

The principal differences between US GAAP and IFRS, as they relate to the unaudited Condensed Consolidated Financial Statements, are the use of equity accounting under US GAAP for joint ventures, including Vodafone Italy, which are proportionately consolidated under IFRS; the accounting for goodwill and intangible assets for business combinations prior to 29 September 2004; the accounting for income taxes; the capitalisation of interest; the timing of recognition of connection revenue and expenses for transactions prior to 1 October 2003; and share options expense.

In the six months to 30 September 2006, revenue from continuing operations under US GAAP was £12,594 million compared with revenue from continuing operations under IFRS of £15,594 million for the same period. The difference relates to the use of the equity method of accounting under US GAAP rather than the proportionate consolidation of results of joint ventures under IFRS offset by the release of connection revenue deferred prior to the adoption of EITF 00-21 on 1 October 2003, which is required to be recognised over the period a customer is expected to remain connected to the network under US GAAP.

Net loss under US GAAP for the six months to 30 September 2006 was £2,528 million, compared with a loss attributable to equity shareholders under IFRS of £5,039 million for the same period. The difference in the results under US GAAP was mainly driven by higher amortisation charges and equity in earnings of equity method investments, more than offset by income taxes and the reversal of the IFRS impairment to the carrying value of the goodwill of Vodafone Germany and Vodafone Italy – also see note 3 to the unaudited Condensed Consolidated Financial Statements.

Under US GAAP, the carrying value of the Group’s mobile operations in Germany at 30 September 2006 was more than £30 billion, significantly in excess of its fair value, estimated using discounted cash flows. However, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, no impairment has been recognised as the estimated undiscounted cash flows are in excess of the carrying value. At 30 September 2006, a 7.7% reduction in the undiscounted cash flows would eliminate this excess and result in a material impairment loss under US GAAP. Any impairment loss would be measured by comparing the carrying value of the Group’s mobile operations in Germany with its respective fair value, estimated using discounted cash flows.

The reconciliation of the differences between IFRS and US GAAP is provided in note 17 to the unaudited Condensed Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The following section should be read in conjunction with the information contained under “Liquidity and Capital Resources” on pages 39 to 42 of the Group’s Annual Report on Form 20-F for the year ended 31 March 2006.

Total shareholder returns

Dividends

The Company provides returns to shareholders through dividends. The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt. Accordingly, the directors announced an interim dividend of 2.35 pence per share, representing a 6.8% increase over last year’s interim dividend. The Board has also indicated that its ongoing target dividend pay-out ratio is approximately 60%, being the interim and proposed final dividends per share as a percentage of adjusted earnings per share from continuing operations. The pay-out ratio for the 2006 financial year was 60%.

The ex-dividend date was 22 November 2006 for ordinary shareholders, the record date for the interim dividend was 24 November 2006 and the dividend is payable on 2 February 2007.

Special distribution of £9 billion

On 17 March 2006, the Group stated that it would make a special distribution to shareholders of approximately £6 billion. Through targeting a low single A credit rating, on 30 May 2006 the Group announced that it would return a further £3 billion to shareholders, resulting in a total distribution of approximately £9 billion in the form of a B share arrangement. This equated to 15 pence per share.

The B share arrangement was approved at an Extraordinary General Meeting of the Company on 25 July 2006. Payment in respect of redemption of the B share arrangement was made in August 2006 and all but £33 million of the total amount payable had been settled as at 30 September 2006. During such time that the remaining B shares are outstanding, they will accrue a non-cumulative dividend at the rate of 75% of sterling LIBOR, payable semi-annually in arrears until redemption. The Company has the right to redeem all remaining B shares by 5 August 2008.

Other returns

As a result of targeting a lower credit rating and the £9 billion special distribution, the Group has no current plans for further share purchases or other one off shareholder returns. The Board will periodically review the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group and consider additional shareholder returns.

CASH FLOWS AND FUNDING

During the six months ended 30 September 2006, net cash inflow from operating activities fell by 18.2% to £4,975 million and generated £2,947 million of free cash flow, as analysed in the following table:

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	%
Net cash inflow from operating activities	4,975	6,084	(18.2)
– Continuing operations	4,840	5,227	(7.4)
– Discontinued operations	135	857

Add: Taxation	1,217	667
Purchase of intangible fixed assets	(298)	(252)
Purchase of property, plant and equipment	(1,892)	(2,328)
Disposal of property, plant and equipment	11	10
Operating free cash flow	4,013	4,181	(4.0)

– Continuing operations	4,021	3,761	6.9
– Discontinued operations	(8)	420
Taxation	(1,217)	(667)
Dividends received from associated undertakings (1)	371	375
Dividends paid to minority shareholders in subsidiary undertakings	(34)	(21)
Dividends received from investments	57	41
Interest received	256	135
Interest paid	(499)	(349)
Free cash flow	2,947	3,695	(20.2)

– Continuing operations	2,955	3,252	(9.1)
– Discontinued operations	(8)	443

Note:

(1)	Six months ended 30 September 2006 includes £240 million (2005: £295 million) from the Group’s interest in SFR and £119 million (2005: £79 million) from the Group’s interest in Verizon Wireless

An analysis of net debt for continuing operations is as follows:

	30 September 2006 £m	31 March 2006 £m
Short-term borrowings	(4,114)	(3,448)
Long-term borrowings	(17,014)	(16,750)
Borrowings	(21,128)	(20,198)

Cash and cash equivalents (as presented in the consolidated cash flow statement)	776	2,932
Bank overdrafts	13	18
Cash and cash equivalents for discontinued operations	–	(161)
Cash and cash equivalents (as presented in the consolidated balance sheet)	789	2,789

Trade and other receivables(1)	317	310
Trade and other payables(1)	(207)	(219)

Net debt as extracted from the consolidated balance sheet	(20,229)	(17,318)

Note:

(1)               Certain mark to market adjustments on financing instruments are included within trade and other receivables and trade and other payables

The Group revised its credit rating target to low single A when it announced its results on 30 May 2006 and now holds ratings of
P-2/F2/A-2 short term and A3/A-/A- long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities. In aggregate, the Group has committed facilities of approximately £7,864 million, of which £5,976 million was undrawn and £1,888 million drawn at 30 September 2006. The undrawn facilities include a $5.0 billion Revolving Credit Facility that matures in June 2012 and a $5.9 billion Revolving Credit Facility that matures in June 2009. Both facilities support US and euro commercial paper programmes of up to $15 billion and £5 billion respectively. At 30 September 2006, $512 million (£274 million) was outstanding under the US commercial paper programme and £30 million and $1,004 million (£680 million) were outstanding under the euro commercial paper programme. Other undrawn facilities of £126 million are specific to the Group’s subsidiary in Egypt.

The Group has a €25 billion Euro Medium Term Note (EMTN) programme and a $12 billion US shelf programme which are used to meet medium to long term funding requirements. In the six months ended 30 September 2006, bonds with a nominal value of £1,766 million were issued under the EMTN programme. The bonds issued during the six months ended 30 September 2006 were as follows:

Date bond issued	Maturity of bond	Currency	Amount million	US shelf programme or Euro Medium Term Note (EMTN) Programme

14 June 2006	14 June 2016	EUR	300	EMTN Programme

14 June 2006	13 January 2012	EUR	1,000	EMTN Programme

10 August 2006	10 January 2013	AUD	265	EMTN Programme

29 August 2006	13 January 2012	EUR	300	EMTN Programme

5 September 2006	5 September 2013	EUR	850	EMTN Programme

At 30 September 2006, the Group had bonds outstanding with a nominal value of £16,032 million. On 27 November 2006, the Company issued €200 million of bonds due on 14 June 2016 under the Euro Medium Term Note programme.

Included within the nominal value of £16,032 million are $207 million of bonds issued by MobiFon Holdings B.V. that were assumed as part of the acquisition of MobiFon S.A. and Oscar Mobil a.s. on 31 May 2005. On 10 August 2006, MobiFon Holdings B.V. announced its intention to redeem the outstanding $207 million of bonds on 31 July 2007 at a price of 106.25% of the principal amount. In order to satisfy and discharge its obligations under the bonds indenture, on 11 August 2006, MobiFon Holdings B.V. irrevocably deposited US non-callable government securities with the Trustee of the bonds in trust solely for the benefit of the bondholders in amounts sufficient to pay and discharge the entire indebtedness on the bonds.

Following the Group’s sale of its 97.7% holding in Vodafone Japan to Softbank on 27 April 2006 the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion) comprised of preferred equity and a subordinated loan. On 30 November 2006 Softbank refinanced Vodafone Japan (renamed Softbank Mobile from 1 October 2006), which has resulted in an increase to the dividend rate, starting fiscal year 2013, on the preferred equity and the partial redemption and issue of a new subordinated loan note with increased coupon. As a result the Group has received cash of ¥25.5 billion (£112 million) from Softbank, comprising of ¥18.0 billion (£79 million) partial repayment, including accrued interest, of the subordinated loan note and a ¥7.5 billion (£33 million) fee.

OUTLOOK

Please see definition of terms on page 17, use of non-GAAP financial information on pages 29 to 31 and disclosure regarding forward looking statements on page 2.

For the year ending 31 March 2007 (“2007 financial year”)

The Group continues to expect growth in Group revenue and anticipates higher customer investment, pricing pressures and further termination rate reductions to impact growth in adjusted operating profit for the 2007 financial year. In particular, adjusted operating profit for the second half of the 2007 financial year will be impacted by the timing of commercial initiatives, including pricing changes, in Europe and in particular in Germany and the UK.

The Group expects capitalised fixed asset additions to still be in the range of £4.2 billion to £4.6 billion, which is higher than the 2006 financial year due to the effect of recently completed acquisitions and disposals and the Group’s rollout of HSDPA.

Free cash flow from continuing operations is still anticipated to be in the range of £5.2 billion to £5.7 billion before tax payments and associated interest in respect of the potential settlement of a number of long standing tax issues. Due to a delay in the settlement of some of these issues, tax payments and associated interest in the current financial year are now expected to be approximately £0.5 billion, giving an expected range of £4.7 billion to £5.2 billion for reported free cash flow from continuing operations. The Group still expects significant cash tax and associated interest payments over the next few years in respect of these long standing issues, although certain settlements may be later than previously anticipated.

The effective tax rate, excluding the impairment losses, for the year is expected to be similar to the 2006 financial year. The Group now expects its longer term effective tax rate percentage, excluding impairment losses, to be in the low 30’s, having previously anticipated this in the mid 30’s.

The Group continues to maintain its existing provision in respect of the ongoing enquiry by HM Revenue & Customs with regard to the application of the UK Controlled Foreign Company (“CFC”) legislation to the Group, as described in the Group’s Annual Report on Form 20-F for the year ended 31 March 2006. A recent judgment in a similar case in the European Court of Justice has provided guidance to the UK courts and whilst it may be some time before the enquiry is finally resolved, the Group has not made any additional provision.

Revenue stimulation and cost reduction

The Group continues to anticipate delivering benefits through its One Vodafone initiatives equivalent to at least 1% additional revenue market share in the 2008 financial year compared with the 2005 financial year, which the Group is measuring in Germany, Italy, Spain and the UK against its principal competitors.

Capitalised fixed asset additions are expected to be 10% of revenue in the 2008 financial year for the total of the Group’s Europe region and common functions, which will require reducing expenditure in that year by approximately £400 million to £500 million when compared with the 2006 financial year.

Assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals, the Group expects operating expenses to be broadly stable in the 2008 financial year when compared with the 2006 financial year for the total of its Europe region and common functions, excluding the potential impact from developing and delivering new services and from any business restructuring costs.

USE OF NON-GAAP FINANCIAL INFORMATION

Free cash flow

In presenting and discussing the Group’s reported results, free cash flow and operating free cash flow are calculated and presented on the basis of methodologies other than in accordance with IFRS. The Group believes that it is both useful and necessary to communicate free cash flow and operating free cash flow to investors and other interested parties, for the following reasons:

•                  free cash flow allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which the Group has an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the balance sheet or to provide returns to shareholders in the form of dividends or share purchases;

•                  free cash flow facilitates comparability of results with other companies, although the Group’s measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•                  it is used by management for planning, reporting and incentive purposes; and

•                  it is useful in connection with discussion with the investment analyst community and the debt rating agencies.

These measures may not be directly comparable to similarly titled measures used by other companies. A reconciliation of net cash flows from operating activities, the closest equivalent GAAP measure, to operating free cash flow and free cash flow is shown on page 26.

Net debt

In presenting and discussing the Group’s indebtedness and liquidity position, net debt is calculated. There is no definition of net debt within IFRS. The Group believes that it is both useful and necessary to communicate net debt to investors and other interested parties, for the following reasons:

•                  net debt allows the Company and external parties to evaluate the Group’s overall indebtedness and liquidity position;

•                  net debt facilitates comparability of indebtedness and liquidity with other companies, although the Group’s measure of net debt may not be directly comparable to similarly titled measures used by other companies;

•                  it is used by management for planning and reporting purposes; and

•                  it is used in discussions with the investment analyst community and the debt rating agencies.

This measure may not be directly comparable to similarly titled measures used by other companies. A reconciliation of short-term and long-term borrowings, the closest equivalent GAAP measure, to net debt is shown on page 26.

Organic growth

The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•                       it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•                       it is used by the Group for internal performance analysis; and

•                       It facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS or US GAAP, and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliation of organic growth to reported growth is shown below:

	Organic growth %	Impact of foreign exchange %	Impact of acquisitions and disposals %	Reported growth %
Group
Voice revenue	2.4	(0.3)	3.5	5.6
Messaging revenue	6.3	(0.3)	4.7	10.7
Data revenue	30.0	–	(1.0)	29.0
Fixed line and DSL revenue	14.0	0.8	5.6	20.4
Total service revenue	4.4	(0.3)	3.6	7.7
Total revenue	4.1	(0.3)	3.4	7.2

Interconnect costs	1.8	(0.3)	2.8	4.3
Other direct costs	10.5	(1.2)	11.7	21.0
Acquisition costs	4.5	(0.3)	2.4	6.6
Retention costs	(2.1)	0.2	(1.0)	(2.9)
Operating expenses	8.1	(0.3)	3.2	11.0

Share of result in associates	23.6	(1.7)	(1.7)	20.2

Europe
Voice revenue	(0.7)	0.4	(2.1)	(2.4)
Messaging revenue	3.7	0.4	(1.2)	2.9
Data revenue	29.1	0.3	(2.2)	27.2
Total service revenue	1.1	0.4	(1.9)	(0.4)
Europe revenue	0.6	0.4	(2.0)	(1.0)

Interconnect costs	(1.1)	0.4	(2.4)	(3.1)
Other direct costs	6.4	0.2	(1.6)	5.0
Acquisition costs	0.6	0.5	(3.0)	(1.9)
Retention costs	(7.7)	0.3	(2.2)	(9.6)
Operating expenses	7.7	0.4	(3.7)	4.4

EMAPA
Voice revenue	19.6	(6.5)	37.6	50.7
Messaging revenue	28.2	(8.1)	48.8	68.9
Data revenue	38.3	(4.0)	13.1	47.4
Total service revenue	20.8	(6.6)	40.2	54.4
EMAPA revenue	20.8	(6.7)	39.0	53.1

Interconnect costs	22.0	(6.1)	31.8	47.7
Other direct costs	14.9	(10.0)	69.0	73.9
Acquisition costs	19.9	(7.7)	39.0	51.2
Retention costs	88.6	(5.1)	28.1	111.6
Operating expenses	12.6	(6.5)	41.5	47.6

Share of results in associates	23.7	(1.8)	(1.6)	20.3

	Organic growth %	Impact of foreign exchange %	Impact of acquisitions and disposals %	Reported growth in adjusted operating profit %	Impact of adjustments(1) %	Reported growth in operating profit %
Group operating profit	7.4	(0.5)	0.6	7.5	(176.4)	(168.9)

Europe adjusted operating profit	(2.7)	0.5	0.7	(1.5)
EMAPA adjusted operating profit	26.1	(2.7)	0.8	24.2

Note:

(1)          Refer to note 2 to the unaudited Condensed Consolidated Financial Statements for a description of the adjustments

Presentation of adjusted operating profit

The Group presents adjusted operating profit excluding impairment losses and non-recurring amounts related to business acquisitions and disposals for the Group. The Group believes that it is both useful and necessary to report these measures for the following reasons:

•                  these measures are used by the Group for internal performance analysis;

•                  the presentation by the Group’s reported business segments of these measures facilitates comparability with other companies, although the Group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and

•                  it is useful in connection with discussion with the investment analyst community and debt rating agencies.

Adjusted operating profit for the Group presents operating profit before taking into account certain items that are not related to underlying business performance, details of which are included in note 2 to the unaudited Condensed Consolidated Financial Statements.

These measures are not defined under IFRS or US GAAP, and may not therefore be comparable with similarly titled profit measurements reported by other companies. They are not intended to be a substitute for, or superior to, GAAP measurements of profit.

Reconciliation of these measures to the closest equivalent GAAP measure, operating profit, is provided in note 2 to the unaudited Condensed Consolidated Financial Statements.

Other

Certain of the statements within the section titled “Chief Executive’s Review” on pages 3 to 4, “Outlook” on page 26 and “Europe targets” of pages 11 to 12 contain forward-looking non-GAAP financial information which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

	Six months to 30 September 2006 £m		Six months to 30 September 2005 £m		Year ended 31 March 2006 £m

Revenue	15,594		14,548		29,350

Cost of sales	(9,022)		(8,399)		(17,070)

Gross profit	6,572		6,149		12,280

Selling and distribution expenses	(1,038)		(940)		(1,876)
Administrative expenses	(1,800)		(1,595)		(3,416)
Share of result in associated undertakings	1,413		1,187		2,428
Impairment losses	(8,100)		(515)		(23,515)
Other income and expense	1		–		15

Operating (loss)/profit	(2,952)		4,286		(14,084)

Non-operating income and expense	10		–		(2)
Investment income	425		165		353
Financing costs	(813)		(540)		(1,120)
(Loss)/profit before taxation	(3,330)		3,911		(14,853)

Tax on (loss)/profit	(1,218)		(1,282)		(2,380)
(Loss)/profit for the period from continuing operations	(4,548)		2,629		(17,233)

(Loss)/profit from discontinued operations	(491)		189		(4,588)

(Loss)/profit for the period	(5,039)		2,818		(21,821)

Attributable to:
– Equity shareholders	(5,105)		2,775		(21,916)
– Minority interests	66		43		95

Basic (loss)/earnings per share from continuing operations	(8.02	)p	4.07	p	(27.66	)p
Diluted (loss)/earnings per share from continuing operations	(8.02	)p	4.06	p	(27.66	)p
Basic (loss)/earnings per share on (loss)/profit for the period	(8.88	)p	4.36	p	(35.01	)p
Diluted (loss)/earnings per share on (loss)/profit for the period	(8.88	)p	4.35	p	(35.01	)p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Gains on revaluation of available-for-sale investments	641	572	705
Exchange differences on translation of foreign operations	(3,293)	448	1,494
Actuarial gains/(losses) on defined benefit pension schemes	18	–	(30)
Asset revaluation surplus	–	–	112
Transfer to the income statement on disposal of foreign operations	794	–	36

Net (loss)/gain recognised directly in equity	(1,840)	1,020	2,317

(Loss)/profit for the period	(5,039)	2,818	(21,821)

Total recognised income and expense relating to the period	(6,879)	3,838	(19,504)

Attributable to:
– Equity shareholders	(6,931)	3,784	(19,607)
– Minority interests	52	54	103

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2006

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m

Non-current assets
Goodwill	44,330	81,919	52,606
Other intangible assets	16,203	15,873	16,512
Property, plant and equipment	13,248	17,844	13,660
Investments in associated undertakings	21,879	22,063	23,197
Other investments	3,762	1,859	2,119
Deferred tax assets	450	973	140
Post employment benefits	33	19	19
Trade and other receivables	466	217	361
	100,371	140,767	108,614
Current assets
Inventory	356	536	297
Taxation recoverable	2	68	8
Trade and other receivables	4,963	6,068	4,438
Cash and cash equivalents	789	1,400	2,789
	6,110	8,072	7,532

Assets included in disposal group held for resale	914	–	10,592

Total assets	107,395	148,839	126,738

Equity
Called up share capital	4,166	4,292	4,165
Share premium account	43,443	52,401	52,444
Own shares held	(8,153)	(7,608)	(8,198)
Additional paid in capital	100,191	100,100	100,152
Capital redemption reserve	9,121	–	128
Accumulated other recognised income and expense	2,264	2,790	4,090
Retained losses	(83,656)	(38,204)	(67,356)
Total equity shareholders’ funds	67,376	113,771	85,425

Minority interests	197	(115)	(113)

Total equity	67,573	113,656	85,312

Non-current liabilities
Long-term borrowings	17,014	13,945	16,750
Deferred tax liabilities	4,901	5,241	5,670
Post employment benefits	107	128	120
Trade and other payables	567	469	566
Provisions for other liabilities and charges	273	340	265
	22,862	20,123	23,371
Current liabilities
Short-term borrowings
Third parties	3,539	1,256	3,070
Related parties	575	770	378
Current taxation liabilities	4,911	4,639	4,448
Trade and other payables	7,768	8,212	7,477
Provisions for other liabilities and charges	167	183	139
	16,960	15,060	15,512

Liabilities included in disposal group held for resale	–	–	2,543

Total equity and liabilities	107,395	148,839	126,738

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Net cash flows from operating activities	4,975	6,084	11,841

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired	(2,585)	(1,887)	(4,186)
Disposal of interests in subsidiary undertakings, net of cash disposed	6,799	–	599
Purchase of intangible fixed assets	(298)	(252)	(690)
Purchase of property, plant and equipment	(1,892)	(2,328)	(4,481)
Purchase of investments	(154)	(1)	(57)
Disposal of property, plant and equipment	11	10	26
Disposal of investments	–	1	1
Dividends received from associated undertakings	371	375	835
Dividends received from investments	57	41	41
Interest received	256	135	319

Net cash flows from investing activities	2,565	(3,906)	(7,593)

Cash flows from financing activities
Issue of ordinary share capital and re-issue of treasury shares	39	274	356
Net movement in short-term borrowings	426	–	708
Proceeds from issue of long-term borrowings	2,451	765	5,256
Repayment of borrowings	(453)	(1,121)	(1,371)
Loans repaid to associated undertakings	–	(47)	(47)
Purchase of treasury shares	(43)	(2,750)	(6,457)
‘B’ share capital redemption	(5,707)	–	–
‘B’ share preference dividends paid	(3,286)	–	–
Equity dividends paid	(2,315)	(1,382)	(2,749)
Dividends paid to minority shareholders in subsidiary undertakings	(34)	(21)	(51)
Interest paid	(499)	(349)	(721)

Net cash flows from financing activities	(9,421)	(4,631)	(5,076)

Net decrease in cash and cash equivalents	(1,881)	(2,453)	(828)

Cash and cash equivalents at beginning of the period	2,932	3,726	3,726
Exchange (losses)/gains on cash and cash equivalents	(275)	90	34

Cash and cash equivalents at end of the period	776	1,363	2,932

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

1                      Basis of preparation

The unaudited Condensed Consolidated Financial Statements (“Condensed Consolidated Financial Statements”) as at 30 September 2006 and for the six months then ended have been prepared on a basis consistent with the accounting policies set out in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2006. The Condensed Consolidated Financial Statements should be read in conjunction with Vodafone Group Plc’s audited consolidated financial statements contained in the Annual Report on Form 20-F for the year ended 31 March 2006, from which the financial statements as at 31 March 2006 and for the year then ended included in this document are derived.

The Condensed Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) (including International Accounting Standards (“IAS”)) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group as adopted for use in the European Union (“EU”), the Companies Act 1985 and Article 4 of the IAS Regulations, and on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

The Condensed Consolidated Financial Statements have been prepared by the Group in accordance with IAS 34 “Interim Financial Reporting”. IFRS differs in certain material respects from US GAAP (see note 17).

The Condensed Consolidated Financial Statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

In May 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006. The segmental analysis in note 2 is presented in accordance with the new organisation structure.

Amounts in the Condensed Consolidated Financial Statements are stated in pounds sterling (£), unless otherwise stated.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

2       Segmental and other analyses

The Group’s principal business is the supply of telecommunications services and products. The Group’s analyses of revenue and operating profit for discontinued operations are shown in note 9.

The segment result disclosed below is required under IAS14 “Segment Reporting”. Adjusted operating profit is used by management to review performance of the Group’s reportable segments.

Analyses of revenue and operating profit by geographical region for the Group’s continuing operations are as follows:

Six months ended 30 September 2006

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions(1) £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m

Revenue

Germany	2,827					(29)	2,798	(42)	2,756

Italy	2,174					(27)	2,147	(3)	2,144

Spain	2,268					(65)	2,203	(2)	2,201

UK	2,549					(29)	2,520	(5)	2,515

Other Europe	2,216					(54)	2,162	(2)	2,160

Europe	12,034	9,865	2,174	(5)		(204)	11,830	(54)	11,776

Eastern Europe	1,162					–	1,162	(16)	1,146

Middle East, Africa and Asia	1,247					–	1,247	(5)	1,242

Pacific	666					–	666	(4)	662

EMAPA	3,075	2,051	1,030	(6)		–	3,075	(25)	3,050

Other	706	706	–	–	86	–	792	(24)	768

	15,815	12,622	3,204	(11)	86	(204)	15,697	(103)	15,594

	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions £m	(1)	Operating (loss)/profit £m	Other adjustments £m (2)	Adjusted operating profit £m

Adjusted operating profit

Germany	(5,976)						(5,976)	6,700	724

Italy	(561)						(561)	1,400	839

Spain	585						585	–	585

UK	318						318	–	318

Other Europe	528						528	–	528

Europe	(5,106)	(4,547)	(561)	2			(5,106)	8,100	2,994

Eastern Europe	118						118	–	118

Middle East, Africa and Asia	339						339	–	339

Pacific	66						66	–	66

Associates – US	1,021						1,021	(6)	1,015

Associates – Other	390						390	–	390

EMAPA	1,934	308	215	1,411			1,934	(6)	1,928

Other	83	83	–	–	137		220	(1)	219

	(3,089)	(4,156)	(346)	1,413	137		(2,952)	8,093	5,141

Notes:

(1)   Common functions represents results from Partner Markets and unallocated central Group income and expenses

(2)   Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany and Italy amounting to £8,100 million offset by £6 million of non-operating income in relation to the Group’s associated undertakings and £1 million of other items

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

2       Segmental and other analyses (continued)

Six months ended 30 September 2005

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions(1) £m	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m

Revenue

Germany	2,913					(25)	2,888	(56)	2,832

Italy	2,240					(22)	2,218	(3)	2,215

Spain	1,968					(58)	1,910	(1)	1,909

UK	2,568					(25)	2,543	(4)	2,539

Other Europe	2,437					(47)	2,390	(1)	2,389

Europe	12,126	9,892	2,240	(6)		(177)	11,949	(65)	11,884

Eastern Europe	618					–	618	(4)	614

Middle East, Africa and Asia	755					–	755	(5)	750

Pacific	636					–	636	(5)	631

EMAPA	2,009	1,383	632	(6)		–	2,009	(14)	1,995

Other	622	622	–	–	70	–	692	(23)	669

	14,757	11,897	2,872	(12)	70	(177)	14,650	(102)	14,548

	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions £m	(1)	Operating profit/(loss) £m	Other adjustments £m (2)	Adjusted operating profit £m

Adjusted operating profit

Germany	775						775	–	775

Italy	923						923	–	923

Spain	529						529	–	529

UK	320						320	–	320

Other Europe	(23)						(23)	515	492

Europe	2,524	1,598	923	3			2,524	515	3,039

Eastern Europe	90						90	–	90

Middle East, Africa and Asia	236						236	–	236

Pacific	58						58	–	58

Associates – US	772						772	–	772

Associates – Other	415						415	(19)	396

EMAPA	1,571	214	170	1,187			1,571	(19)	1,552

Other	38	38	–	–	153		191	–	191

	4,133	1,850	1,093	1,190	153		4,286	496	4,782

Notes:

(1)     Common functions represents results from Partner Markets and unallocated central Group income and expenses

(2)     Comprises impairment to the carrying value of goodwill relating to the mobile operations in Sweden amounting to £515 million offset by £19 million of non-operating income in relation to the Group’s associated undertakings

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

2       Segmental and other analyses (continued)

Year ended 31 March 2006

	Segment revenue £m	Subsidiaries £m	Joint ventures £m	Eliminations £m	Common functions £m	(1)	Intra- region revenue £m	Regional revenue £m	Inter- region revenue £m	Net revenue £m

Revenue

Germany	5,754						(52)	5,702	(100)	5,602

Italy	4,363						(39)	4,324	(4)	4,320

Spain	3,995						(100)	3,895	(2)	3,893

UK	5,048						(50)	4,998	(10)	4,988

Other Europe	4,697						(78)	4,619	(3)	4,616

Europe	23,857	19,503	4,363	(9)			(319)	23,538	(119)	23,419

Eastern Europe	1,435						–	1,435	(14)	1,421

Middle East, Africa and Asia	1,784						–	1,784	(15)	1,769

Pacific	1,335						–	1,335	(14)	1,321

EMAPA	4,554	3,077	1,489	(12)			–	4,554	(43)	4,511

Other	1,320	1,320	–	–	145			1,465	(45)	1,420

	29,731	23,900	5,852	(21)	145		(319)	29,557	(207)	29,350

	Segment result £m	Subsidiaries £m	Joint ventures £m	Associates £m	Common functions £m	(1)	Operating (loss)/profit £m	Other adjustments £m (2)	Adjusted operating profit £m

Adjusted operating profit

Germany	(17,904)						(17,904)	19,400	1,496

Italy	(1,928)						(1,928)	3,600	1,672

Spain	968						968	–	968

UK	698						698	–	698

Other Europe	466						466	512	978

Europe	(17,700)	(15,777)	(1,928)	5			(17,700)	23,512	5,812

Eastern Europe	176						176	–	176

Middle East, Africa and Asia	523						523	–	523

Pacific	140						140	–	140

Associates – US	1,732						1,732	–	1,732

Associates – Other	683						683	(17)	666

EMAPA	3,254	472	367	2,415			3,254	(17)	3,237

Other	147	139	–	8	215		362	(12)	350

	(14,299)	(15,166)	(1,561)	2,428	215		(14,084)	23,483	9,399

Notes:

(1)     Common functions represents results from Partner Markets and unallocated central Group income and expenses

(2)     Comprises impairments to the carrying value of goodwill relating to the mobile operations in Germany, Italy and Sweden amounting to £23,515 million offset by £17 million of non-operating income in relation to the Group’s associated undertakings and £15 million of other items

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

3                      Impairment losses

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Germany	6,700	–	19,400
Italy	1,400	–	3,600
Sweden	–	515	515
	8,100	515	23,515

The carrying value of goodwill of the Group’s operations in Germany and Italy, with each representing a reportable segment, has been impaired following a test for impairment triggered by an increase in long term interest rates and increased price competition in the German market along with continued regulatory pressures. The increase in long term interest rates, which led to higher discount rates, resulted in a reduction in value of £3.7 billion. The impairment losses were based on value in use calculations using pre-tax risk adjusted discount rates and are recognised in the income statement, as a separate line item within operating profit. The carrying values of the Group’s operations in Germany and Italy equal their respective amounts at 30 September 2006 and consequently, any adverse change in a key assumption may cause a further impairment loss to be recognised.

Key assumptions

The following assumptions have been used in determining the value in use:

	Germany		Italy
	30 September 2006%	31 March 2006%	30 September 2006%	31 March 2006%

Pre-tax risk adjusted discount rate	10.4	10.1	10.9	10.1
Budgeted EBITDA(1)	(5.1)	0.3	(0.7)	(1.8)
Budgeted capital expenditure(2)	7.7 - 7.4	9.3 - 9.0	9.8 - 8.5	13.4 - 8.5
Long term growth rate	1.1	1.1	1.5	1.5

Notes:

(1)               Compound annual growth in the initial five years of the Group’s approved financial plans

(2)               Range of capital expenditure as a percentage of revenue in the initial five years of the Group’s approved financial plans

4                      Taxation

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

United Kingdom corporation tax (credit)/charge at 30% (2005: 30%):
Current year	–	41	169
Adjustments in respect of prior years	(39)	–	(15)

Overseas corporation tax:
Current year	2,084	1,018	2,077
Adjustments in respect of prior years	(162)	(134)	(418)

Total current tax charge	1,883	925	1,813

Deferred tax:
United Kingdom deferred tax	(50)	218	444
Overseas deferred tax	(615)	139	123
Deferred tax (credit)/charge	(665)	357	567

Total tax charge	1,218	1,282	2,380

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

5                      (Loss)/earnings per share

	Six months to 30 September 2006		Six months to 30 September 2005	Year ended 31 March 2006

Weighted average number of shares for basic (loss)/earnings per share (millions)	57,515		63,694	62,607
Weighted average number of shares for diluted (loss)/earnings per share (millions)(1)	57,515		63,842	62,607

Basic (loss)/earnings per share from continuing operations	(8.02	)p	4.07p	(27.66	)p
Diluted (loss)/earnings per share from continuing operations	(8.02	)p	4.06p	(27.66	)p

Basic (loss)/earnings per share on (loss)/profit for the period	(8.88	)p	4.36p	(35.01	)p
Diluted earnings/(loss) per share on (loss)/profit for the period	(8.88	)p	4.35p	(35.01	)p

	£m		£m	£m
Basic earnings per share is stated inclusive of the following items:

Items not related to underlying business performance:
- Impairment losses	8,100		515	23,515
- Other income and expense	(1)		–	(15)
- Share of associated undertakings’ non-operating income	(6)		(19)	(17)
- Non-operating income and expense	(10)		–	2
- Changes in the fair value of equity put rights and similar arrangements(2)(3)	(21)		151	161
- Foreign exchange(3)(4)	(8)		–	–
- Tax on items not related to underlying business performance	(2)		–	–

	Pence per share	Pence per share	Pence per share

Items not related to underlying business performance:
- Impairment losses	14.08	0.81	37.56
- Other income and expense	(0.00)	–	(0.02)
- Share of associated undertakings’ non-operating income	(0.01)	(0.03)	(0.03)
- Non-operating income and expense	(0.02)	–	0.00
- Changes in the fair value of equity put rights and similar arrangements(2)(3)	(0.04)	0.24	0.26
- Foreign exchange(3)(4)	(0.01)	–	–
- Tax on items not related to underlying business performance	(0.00)	–	–

The following are the principal items not related to underlying business performance:

(1)               In the six months ended 30 September 2006, 140 million (year ended 31 March 2006: 183 million) shares have been excluded from the calculation of the weighted average number of shares as they are anti dilutive. The weighted average number of shares for adjusted diluted earnings per share from continuing operations was 57,655 million (31 March 2006: 62,790 million), including the 140 million (31 March 2006: 183 million) shares.

(2)               Comprises the fair value movement in relation to the potential put rights held by Telecom Egypt over its 25.5% interest in Vodafone Egypt and the fair value of a financial liability in relation to the minority partners of Arcor, the Group’s non-mobile operation in Germany.

Following the sale of 16.9% of Vodafone Egypt to Telecom Egypt in preceding periods, the Group signed a shareholder agreement with Telecom Egypt setting out the basis under which the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt to a newly formed company to be 50% owned by each party. Within this shareholder agreement, Telecom Egypt was granted a put option over its entire interest in Vodafone Egypt giving Telecom Egypt the right to put its shares back to the Group at deemed fair value.  In the 2006 financial year, the shareholder agreement between Telecom Egypt and Vodafone expired and the associated rights and obligations contained in the shareholder agreement terminated, including the aforementioned put option.  However, the original shareholders agreement contained an obligation on both parties to use reasonable efforts to renegotiate a revised shareholder agreement for their direct shareholding in Vodafone Egypt on substantially the same terms as the original agreement. During the period, the parties agreed to abandon such efforts and as such the financial liability relating to the initial shareholder agreement was released from the Group’s balance sheet. Fair value movements are determined by the reference to the quoted share price of Vodafone Egypt. For the period ended 30 September 2006, a credit of £34 million was recognised.

The capital structure of Arcor provides all partners, including Vodafone, the right to withdraw capital from 31 December 2026 onwards and this right in relation to the minority partner has been recognised as a financial liability. Fair value movements are determined by reference to a calculation of enterprise value of the partnership. For the period ended 30 September 2006, a charge of £13 million was recognised. The valuation of this financial liability is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of the Group.

(3)               Changes in the fair value of equity put rights and similar arrangements and foreign exchange are included in investment income and financing costs.

(4)               Comprises the foreign exchange reflected in the income statement in relation to certain intercompany balances, and the foreign exchange on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

6                      Dividends

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Equity dividends on ordinary shares:

Declared and paid during the period:

Final dividend for the year ended 31 March 2006: 3.87 pence per share (2005: 2.16 pence per share)	2,328	1,395	1,386
Interim dividend for the year ended 31 March 2006: 2.20 pence per share	–	–	1,367
	2,328	1,395	2,753

Proposed or declared but not recognised as a liability:

Final dividend for the year ended 31 March 2006: 3.87 pence per share	–	–	2,327
Interim dividend for the year ending 31 March 2007: 2.35 pence per share (2006: 2.20 pence per share)	1,238	1,376	–
	1,238	1,376	2,327

7                      Reconciliation of net cash flows to operating activities

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Profit/(loss) for the period from continuing operations	(4,548)	2,629	(17,233)
(Loss)/profit for the period from discontinued operations	(491)	189	(4,588)
Adjustments(1):
Tax on (loss)/profit	1,088	1,289	2,520
Depreciation and amortisation	2,488	2,871	5,834
Loss on disposal of property, plant and equipment	19	35	88
Share of result in associated undertakings	(1,413)	(1,187)	(2,428)
Impairment losses	8,100	515	28,415
Other income and expense	(1)	–	(15)
Non-operating income and expense	(10)	(1)	2
Investment income	(425)	(169)	(353)
Financing costs	805	540	1,123
Loss on disposal of discontinued operations	747	–	–
Operating cash flows before movements in working capital	6,359	6,711	13,365

(Increase)/decrease in inventory	(92)	(85)	23
(Increase)/decrease in trade and other receivables	(868)	(207)	54
Increase in payables	793	332	81
Cash generated by operations	6,192	6,751	13,523

Tax paid	(1,217)	(667)	(1,682)
Net cash flows from operating activities	4,975	6,084	11,841

Note:

(1)                        Adjustments include amounts relating to continuing and discontinued operations

Cash flows from discontinued operations:	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Net cash flows from operating activities	135	857	1,651
Net cash flows from investing activities	(266)	(405)	(939)
Net cash flows from financing activities	(29)	(452)	(536)
Net (decrease)/increase in cash and cash equivalents	(160)	–	176
Cash and cash equivalents at the beginning of the period	161	4	4
Exchange loss on cash and cash equivalents	(1)	–	(19)
Cash and cash equivalents at the end of the period	–	4	161

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

8                      Acquisition of subsidiary

On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri (“Telsim”) from the Turkish Savings and Deposit Insurance Fund for consideration of approximately US$ 4.7 billion. In addition to the consideration price, the Group is due to pay US$ 0.4 billion of VAT, which is recoverable against Telsim’s future VAT liabilities. The Group did not acquire Telsim’s liabilities, other than certain minor employee-related liabilities and outstanding service credits to be fulfilled. The initial purchase price allocation has been determined to be provisional pending the completion of the final valuation of the fair value of assets acquired. The transaction has been accounted for by the purchase method of accounting.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired:
Identifiable intangible assets	13	846	859
Property, plant and equipment	168	—	168
Inventory	2	—	2
Trade and other receivables	178	—	178
Trade and other payables	(252)	—	(252)

	109	846	955

Goodwill			1,606

Total cash consideration (including £30 million of directly attributable costs)			2,561

Of the £2,561 million total consideration, the Group had paid £2,547 million at 30 September 2006.

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Telsim.

Results of the acquired business and assets have been consolidated in the income statement from the date of acquisition, 24 May 2006.

The following unaudited pro forma summary presents the Group as if Telsim had been acquired on 1 April 2006 or 1 April 2005, respectively. The pro forma amounts include the results of Telsim, amortisation of the acquired intangibles assets recognised on acquisition and the interest expenses on debt issued as a result of the acquisition. The pro forma amounts do not include any possible synergies from mergers and acquisitions. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	Six months to 30 September 2006 £m		Six months to 30 September 2005 £m		Year ended 31 March 2006 £m

Revenue	15,736		14,777		29,822

(Loss)/profit for the period	(5,097)		2,628		(22,281)

(Loss)/profit attributable to equity shareholders	(5,163)		2,585		(22,376)

Basic (loss)/earnings per share	(8.98	)p	4.06	p	(35.74	)p

Diluted (loss)/earnings per share	(8.98	)p	4.05	p	(35.74	)p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

9                      Disposals

Japan – Vodafone K.K.

On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone K.K. to SoftBank. The transaction completed on 27 April 2006 with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion). Vodafone K.K. represented a separate geographical area of operation and, on this basis, Vodafone K.K. was treated as a discontinued operation in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2006.

A loss of £0.7 billion arose on the disposal, being the proceeds less the carrying amount of Vodafone K.K.’s net assets and attributable goodwill together with cumulative exchange difference transferred to the income statement on disposal.

£m
Net assets disposed:
Intangible assets	3,972
Property, plant and equipment	4,562
Inventory	148
Trade and other receivables	1,147
Deferred tax assets	391
Cash and cash equivalents	124
Short and long term borrowings	(674)
Trade and other payables(1)	(2,382)
7,288
Minority interests	(87)
Net assets disposed	7,201

Total consideration	7,245
Other effects: transfer of foreign exchange differences to the income statement on disposal	(794)
Other effects: other	3
Loss on disposal	(747)
Net cash inflow arising on disposal:
Cash consideration	6,141
Cash to repay intercompany debt	793
Cash and cash equivalents disposed	(124)
6,810

Note:

(1)               Includes £793 million of intercompany debt.

Analysis of loss from discontinued operation

	Six months to 30 September 2006 £m		Six months to 30 September 2005 £m		Year ended 31 March 2006 £m
Service revenue	376		2,704		5,264
Equipment revenue	144		1,000		2,004
Segment revenue	520		3,704		7,268
Eliminations	–		(1)		(2)
Net revenue	520		3,703		7,266
Operating expenses	(402)		(2,902)		(5,667)
Depreciation and amortisation(1)	–		(610)		(1,144)
Impairment loss	–		–		(4,900)
Operating profit/(loss)	118		191		(4,445)
Non-operating income and expense	–		1		–
Net financing income/(costs)	8		4		(3)
Profit/(loss) before taxation from operations	126		196		(4,448)
Taxation related to performance of discontinued operations	(15)		(7)		7
Loss on disposal(2)	(747)		–		–
Taxation relating to classification of the discontinued operations	145		–		(147)
(Loss)/profit from discontinued operations(3)	(491)		189		(4,588)

Basic (loss)/earnings per share from discontinued operations	(8.54	)p	2.97	p	(7.35	)p
Diluted (loss)/earnings per share from discontinued operations	(8.54	)p	2.97	p	(7.35	)p

Notes:

(1)                        Including gains and losses on disposal of fixed assets

(2)                        Includes £794 million of foreign exchange differences transferred to the income statement on disposal

(3)                        Amount attributable to equity shareholders for the six months ended 30 September 2006 was £(494) million (30 September 2005: £185 million; 31 March 2006: £(4,598) million)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

10               Transactions with equity shareholders

	Called up share capital £m	Share premium account £m	Own shares held £m	Additional paid in capital £m	Capital redemption reserve £m

1 April 2005	4,286	52,284	(5,121)	100,081	–

Issue of new shares	6	110	–	(37)	–
Purchase of treasury shares	–	-	(2,802)	-	–
Own shares released on vesting of share awards	-	7	315	(7)	–
Share-based payment charge, inclusive of tax credit of £4 million	-	-	-	63	–

30 September 2005	4,292	52,401	(7,608)	100,100	–

Issue of new shares	1	42	–	(7)	–
Purchase of treasury shares	–	–	(3,698)	–	–
Own shares released on vesting of share awards	–	1	55	(1)	–
Cancellation of treasury shares	(128)	–	3,053	–	128
Share-based payment charge, inclusive of tax credit of £5 million	–	–	–	60	–

31 March 2006	4,165	52,444	(8,198)	100,152	128

Issue of new shares	1	25	–	(7)	–
Own shares released on vesting of share awards	–	–	45	–	–
Share consolidation	–	(9,026)	–	–	–
‘B’ share capital redemption	–	–	–	–	5,707
‘B’ share preference dividend	–	–	–	–	3,286
Share-based payment charge, inclusive of tax charge of £3 million	–	–	–	46	–

30 September 2006	4,166	43,443	(8,153)	100,191	9,121

11               Movements in accumulated other recognised income and expense

	Translation reserve £m	Pensions Reserve £m	Available-for- sale investments reserve £m	Asset revaluation surplus £m	Total £m

1 April 2005	1,521	(79)	339	–	1,781

Gains arising in the period	437	–	574	–	1,011
Tax effect	-	–	(2)	–	(2)

30 September 2005	1,958	(79)	911	–	2,790

Gains/(losses) arising in the period	1,049	(43)	136	112	1,254
Transfer to the income statement on disposal of foreign operations	36	-	–	–	36
Tax effect	-	13	(3)	–	10

31 March 2006	3,043	(109)	1,044	112	4,090

(Losses)/gains arising in the period	(3,279)	26	641	–	(2,612)
Transfer to the income statement on disposal of foreign operations	794	–	–	–	794
Tax effect	–	(8)	–	–	(8)

30 September 2006	558	(91)	1,685	112	2,264

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

12               Movements in retained losses

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

1 April	(67,356)	(39,511)	(39,511)

(Loss)/profit for the period	(5,105)	2,775	(21,916)
Dividends	(2,328)	(1,395)	(2,753)
Gain on expiration of equity put right	142	–	–
Loss on reissue of treasury shares	(16)	(73)	(123)
Cancellation of shares	–	–	(3,053)
‘B’ share capital redemption	(5,707)	–	–
‘B’ share preference dividend	(3,286)	–	–

30 September / 31 March	(83,656)	(38,204)	(67,356)

13               Related party transactions

Transactions between the Company and its subsidiaries, joint ventures and associates represent related party transactions. Transactions with subsidiaries have been eliminated on consolidation. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation. Except as disclosed below, no material related party transactions have been entered into during the period, which might reasonably affect any decisions made by users of these Condensed Consolidated Financial Statements.

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m
Transactions with associated undertakings:

- Sales of goods and services	160	153	288

- Purchase of goods and services	163	186	268

Amounts owed to joint ventures included within short-term borrowings	575	770	378

In the six months ended 30 September 2006, the Group made contributions to defined benefit pension schemes of £30 million (six months ended 30 September 2005: £24 million, year ended 31 March 2006: £85 million).

Compensation paid to the Company’s Board of directors and members of the Executive Committee will be disclosed in the Group’s Annual Report on Form 20-F for the year ending 31 March 2007.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

14               Contingent liabilities

30 September 2006
£m
Performance bonds	95
Credit guarantees – third party indebtedness	51
Other guarantees and contingent liabilities	25

Performance bonds

Performance bonds require the Company, or certain of its subsidiary undertakings and joint ventures, to make payments to third parties in the event that the Company, subsidiary undertaking or joint venture does not perform what is expected of it under the terms of any related contracts.

Group performance bonds include £57 million in respect of undertakings to roll out 3G networks in Spain.

Credit guarantees — third party indebtedness

Credit guarantees comprise guarantees and indemnities of bank or other facilities including those in respect of the Group’s associated undertakings and investments.

At 30 September 2006, the Company had guaranteed debt of Vodafone Finance K.K. amounting to £1,170 million and issued guarantees in respect of notes issued by Vodafone Americas, Inc. amounting to £168 million. The Japanese facility expires by March 2011 and the majority of Vodafone Americas, Inc. bond guarantees by July 2008.

Other guarantees and contingent liabilities

Other guarantees principally comprise commitments to support disposed entities.

In addition to the amounts disclosed above, the Group has guaranteed financial indebtedness and issued performance bonds for £31 million in respect of businesses which have been sold and for which counter indemnities have been received from the purchasers.

The Group also enters into lease arrangements in the normal course of business, which are principally in respect of land, buildings and equipment.

15               Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results and cash flows have, historically, been subject to seasonal trends between the first and second half of the financial year. Traditionally, the Christmas period sees a higher volume of customer connections, contributing to higher equipment and connection revenue in the second half of the financial year and increased acquisition costs. Ongoing airtime revenue also demonstrates signs of seasonality, with revenue generally lower during February, which is a shorter than average month, and revenue from roaming charges higher during the summer months as a result of increased travel by customers. There is no assurance that these trends will continue in the future.

Events after the balance sheet date

On 25 August 2006, the Group announced the sale of its 25% interest in Proximus, the Group’s associated undertaking in Belgium, for consideration of €2.0 billion. The sale completed on 3 November 2006.

On 8 November 2006, the Group announced its intention to launch a tender offer for an additional 4.9% of the shares in Vodafone Egypt for a maximum possible consideration of approximately £108 million. As a result of the tender offer, which closed on 29 November 2006, Vodafone received acceptances which will increase its shareholding in Vodafone Egypt to 54.9%, with a further 44.7% held by Telecom Egypt. Vodafone and Telecom Egypt also announced they have entered into a strategic partnership to increase co-operation between both parties and to jointly develop a range of products and services for the Egyptian market.

Changes in estimates

There has been no material changes in estimates of amounts reported in the six months ended 30 September 2006 or in the prior financial year.

Issuances and repayment of debt

See “Cash Flows and Funding” for details of issuances and repayment of debt.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

16               Effect of proportionate consolidation of joint ventures

The following tables present, on a condensed basis, the financial information of joint ventures as they are included in the Condensed Consolidated Financial Statements.

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Revenue	3,139	2,821	5,756
Cost of sales	(1,516)	(1,348)	(2,832)
Selling, distribution and administrative expenses	(569)	(376)	(885)
Impairment losses	(1,400)	–	(3,600)

Operating (loss)/profit	(346)	1,097	(1,561)

Net financing costs	24	23	27

(Loss)/profit before income taxes	(322)	1,120	(1,534)

Tax on (loss)/profit	(270)	(242)	(711)

(Loss)/profit for the period	(592)	878	(2,245)

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m

Intangible assets	18,426	21,720	20,985
Property, plant and equipment	2,283	1,928	2,506
Other non-current assets	245	344	27
Non-current assets	20,954	23,992	23,518

Cash and cash equivalents	30	75	87
Other current assets	1,026	1,001	1,148
Current assets	1,056	1,076	1,235

Total assets	22,010	25,068	24,753

Total equity shareholders’ funds	21,412	25,738	23,402
Minority interests	12	5	15
Total equity	21,424	25,743	23,417

Non-current liabilities	445	212	535
Current liabilities	141	(887)	801
Total liabilities	586	(675)	1,336

Total equity and liabilities	22,010	25,068	24,753

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

17               Summary of differences between IFRS and US GAAP

The unaudited Condensed Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). The differences as they apply to Vodafone Group Plc are explained in the Annual Report on Form 20-F for year ended 31 March 2006. The following is a summary of the effects of the adjustments from IFRS to US GAAP. Amounts at 30 September 2005 and for the six months then ended have been adjusted to give effect to the modified retrospective adoption of SFAS No. 123 (Revised 2004), “Share-Based Payment”.

	Six months to 30 September 2006	Six months to 30 September 2005 (Adjusted)	Year ended 31 March 2006
	£m	£m	£m

Revenue (IFRS)	15,594	14,548	29,350

Items (decreasing)/increasing revenue:
Discontinued operations	(31)	(536)	(944)
Basis of consolidation	(3,139)	(2,821)	(5,756)
Connection revenue	170	598	1,106

Revenue (US GAAP)	12,594	11,789	23,756

(Loss)/profit for the period (IFRS)	(5,039)	2,818	(21,821)

Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	(733)	(2,426)	(1,230)
Connection revenue and costs	2	6	10
Goodwill and other intangible assets	(6,681)	(7,191)	(14,299)
Impairment losses	6,700	(368)	15,377
Amortisation of capitalised interest	(54)	(54)	(108)
Interest capitalised during the period	23	15	36
Other	670	47	(42)
Income taxes	2,650	2,600	8,902
Minority interests	(66)	(43)	(95)

Net loss (US GAAP)	(2,528)	(4,596)	(13,270)

	30 September 2006 £m	30 September 2005 (Adjusted) £m	31 March 2006 £m

Total equity (IFRS)	67,573	113,656	85,312

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	(2,883)	(3,340)	(2,287)
Connection revenue and costs	(3)	(9)	(5)
Goodwill and other intangible assets	32,232	23,824	32,552
Capitalised interest	1,382	1,490	1,443
Other	60	207	210
Income taxes	(25,382)	(36,229)	(30,354)
Minority interests	(197)	115	113

Shareholders’ equity (US GAAP)	72,782	99,714	86,984

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

17               Summary of differences between IFRS and US GAAP (continued)

Condensed consolidated statement of operations

The following table presents the Condensed Consolidated Statement of Operations of the Group, prepared under US GAAP.

	Six months to 30 September 2006 £m		Six months to 30 September 2005 (Adjusted) £m		Year ended 31 March 2006 £m

Revenue	12,594		11,789		23,756
Cost of sales	(14,378)		(14,018)		(28,126)
Selling, general and administrative expenses	(2,242)		(2,089)		(4,342)

Operating loss	(4,026)		(4,318)		(8,712)

Other income and expense	1		—		—
Non-operating income and expense	(400)		(290)		(662)
Share of results in investments accounted for under the equity method	91		(361)		(1,044)

Loss before income taxes and change in accounting principles	(4,334)		(4,969)		(10,418)

Tax benefit	1,702		1,214		3,228
Minority interests	(69)		(43)		(98)

Loss from continuing operations	(2,701)		(3,798)		(7,288)

Discontinued operations, net of taxes	173		(798)		(5,982)

Net loss	(2,528)		(4,596)		(13,270)

Basic and diluted loss per share:

Loss from continuing operations	(4.70	)p	(5.97	)p	(11.64	)p
Discontinued operations	0.30	p	(1.25	)p	(9.56	)p

Net loss	(4.40	)p	(7.22	)p	(21.20	)p

Discontinued operations

The Group disposed of its interests in Vodafone Sweden on 5 January 2006. The Group disposed of its interests in Vodafone Japan on 27 April 2006. Vodafone Sweden and Vodafone Japan have been classified as discontinued under US GAAP.

Investments accounted for under the equity method

The Group’s investment in Proximus in Belgium is classified as held for sale under IFRS. Under US GAAP, this investment continues to be accounted for under the equity method.

Adjustment to the share of results in investments accounted for under the equity method

	Six months to 30 September 2006 £m	Six months to 30 September 2005 £m	Year ended 31 March 2006 £m

Goodwill and other intangible assets associated with investments accounted for under the equity method	(3,314)	(3,894)	(7,772)
Impairment losses	1,400	–	3,600
Income taxes	1,137	1,414	2,863
Other	44	54	79
Total	(733)	(2,426)	(1,230)

For the six months ended 30 September 2006, “other” includes amounts related to the equity in earnings of the Group’s investment in Proximus since the date it was classified as held for sale under IFRS.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

17               Summary of differences between IFRS and US GAAP (continued)

Adjustments to the carrying value of investments accounted for under the equity method

	30 September 2006 £m	30 September 2005 £m	31 March 2006 £m

Goodwill and other intangible assets associated with investments accounted for under the equity method	7,354	9,700	9,539
Income taxes	(10,439)	(13,183)	(11,997)
Other	1,116	143	171
Total	(1,969)	(3,340)	(2,287)

At 30 September 2006, “other” includes £914 million related to the Group’s investment in Proximus which, under IFRS, is included in assets included in disposal group held for sale.

Other intangible assets

Finite-lived intangible assets

		30 September 2006		30 September 2005		31 March 2006

	Licences £m	Customer bases £m	Licences £m	Customer bases £m	Licenses £m	Customer bases £m

Gross carrying value	151,736	1,685	153,546	1,737	154,135	1,663
Accumulated amortisation	(81,320)	(1,074)	(68,966)	(984)	(75,170)	(1,071)
	70,416	611	84,580	753	78,965	592

The total amortisation charge for the six months 30 September 2006, under US GAAP, was £7,539 million (six months ended 30 September 2005: £7,486 million). The estimated future amortisation charge on finite-lived intangible assets for each of the next five years is set out in the following table. The estimate is based on finite-lived intangible assets recognised at 30 September 2006 using foreign exchange rates as at that date. It is likely that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m
2007	14,897
2008	14,727
2009	14,630
2010	11,794
2011	3,361

Other recognised income and expense

In addition to those already recognised under IFRS, £685 million of foreign currency losses were reclassified from other recognised income and expense during the six months ended 30 September 2006 and included in the determination of US GAAP net loss as a result of the disposal of Vodafone Japan.

Change in accounting principle: Share-based payment

The Group adopted SFAS No, 123 (Revised 2004), and related FASB staff positions on 1 October 2005. SFAS No. 123 (Revised 2004) eliminates the option to account for share-based payments to employees using the intrinsic value method and requires share-based payments to be recorded using the fair value method. Under the fair value method, the compensation cost for employees and directors is determined at the date awards are granted and recognised over the service period.

Concurrent with the adoption of SFAS No. 123 (Revised 2004), the Group adopted Staff Accounting Bulletin (SAB) 107. SAB 107 summarises the views of the SEC Staff regarding the interaction between SFAS No. 123 (Revised 2004) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies.

The Group has adopted SFAS No. 123 (Revised 2004) using the modified retrospective method. Under this method, the Group has adjusted the financial statements for the periods between 1 April 1995 and 30 September 2005 to give effect to the fair value method of accounting for awards granted, modified or settled during those periods on a basis consistent with the pro forma amounts disclosed under the requirements of the original SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 (Revised 2004) will be applied to all awards granted, modified, or settled after 1 October 2005.

The effect of applying the original provisions of SFAS No. 123 under the modified retrospective method of adoption on the six months ended 30 September 2005 was to increase loss before income taxes, loss from continuing operations and net loss by £4 million, £8 million and £8 million respectively. The adjustment also had the effect of decreasing both basic and diluted loss per share from continuing operations and net loss by 0.01 pence. The adoption of SFAS No. 123 (Revised 2004) increased shareholders’ equity at 1 April 2004 by £112 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

18               Changes in accounting standards

International Financial Reporting Standards

The Group has not adopted the following standards, which have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”). The Group does not currently believe the adoption of these standards will have a material impact on the consolidated results or financial position of the Group.

IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006, with early application encouraged). This interpretation has not yet been endorsed for use in the EU.

IFRIC 11, “IFRS 2 – Group Treasury Share Transactions” (effective for annual periods beginning on or after 1 March 2007, with early application permitted). This interpretation has not yet been endorsed for use in the EU.

US Standards

EITF Issue 06-1

EITF Issue 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service From the Service Provider” (Issue 06-1), requires the income statement classification of consideration provided to a manufacturer or reseller to be determined based on the form of the consideration rendered to the end customer as directed by the service provider, if the consideration is contractually linked to the benefit received by the end customer. Under this standard, “cash consideration” would be classified as a reduction in revenue while “other than cash consideration” would be accounted for as an expense. The Group will adopt Issue 06-1 no later than 1 April 2008 and is currently assessing the impact the adoption of this standard on the Group’s results and financial position.

FASB Interpretation No. 48

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Group will adopt FIN 48 on 1 April 2007 and is currently assessing the impact of the adoption of this standard on the Group’s results and financial position.

Staff Accounting Bulletin No. 108

Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending on or after 15 November 2006, with earlier adoption encouraged. The Group will adopt SAB 108 on 31 March 2007. The Group does not expect the adoption to have a significant effect on the Group’s results or financial position.

SFAS No. 157

SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies to fair value measurements under other existing accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The Group will adopt SFAS 157 no later than 1 April 2008 and is currently assessing the impact of the adoption of this standard on the Group’s results and financial position.

SFAS No. 158

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”) requires the Group to (a) recognise in its balance sheet the funded status of a benefit plan (b) recognise as a component of other comprehensive income the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost (c) measure defined benefit plan assets and obligations as at the balance sheet date and (d) disclose additional information in the notes to the financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Under the Group’s existing accounting policies, all gains, losses and prior service costs are recognised within net periodic benefit cost in the period in which they arise and defined benefit assets and obligations are measured at the balance sheet date. Accordingly, the adoption of SFAS 158 is not expected to have a significant impact on the Group’s results or financial position. The Group will adopt SFAS 158 on 31 March 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 1 December 2006	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary